 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-276831
PROSPECTUS
3,404,256 Shares
Common Stock
This prospectus relates to the resale by the investors listed in the section of this prospectus entitled “Selling Stockholders” (the “Selling Stockholders”), of up to 3,404,256 shares (the “Shares”) of our common stock, par value $0.001 per share (“Common Stock”). The 3,404,256 shares of Common Stock are issuable upon exercise of outstanding warrants to purchase shares of Common Stock (the “Warrants”), issued by us to the Selling Stockholders on January 30, 2024 pursuant to that certain Securities Purchase Agreement, dated as of January 26, 2024, by and among Seelos Therapeutics, Inc. and the accredited investors identified on the signature pages thereto (the “Securities Purchase Agreement”). We are registering the resale of the Shares as required by the Securities Purchase Agreement. The Warrants are subject to a blocker provision (the “Warrant Blocker”), which restricts the exercise of a Warrant if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would beneficially own in excess of 4.99% or, at the election of the Selling Stockholder, 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (the “Warrant Beneficial Ownership Limitation”); provided, however, that upon 61 days’ prior notice to us, the Selling Stockholder may increase the Warrant Beneficial Ownership Limitation, but not to above 9.99%. The Warrants are currently exercisable, have an expiration date of January 30, 2029 and have an exercise price of $1.05 per share of Common Stock.
Our registration of the Shares covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the Shares. The Selling Stockholders may sell the Shares covered by this prospectus in a number of different ways and at varying prices. For additional information on the possible methods of sale that may be used by the Selling Stockholders, you should refer to the section of this prospectus entitled “Plan of Distribution” beginning on page 18 of this prospectus. We will not receive any of the proceeds from the Shares sold by the Selling Stockholders, other than any proceeds from any cash exercise of Warrants.
No underwriter or other person has been engaged to facilitate the sale of the Shares in this offering. The Selling Stockholders may, individually but not severally, be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), of the Shares that they are offering pursuant to this prospectus. We will bear all costs, expenses and fees in connection with the registration of the Shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to their respective sales of the Shares.
Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SEEL.” On March 14, 2024, the last reported sale price per share of our Common Stock was $1.05.
You should read this prospectus, together with additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information”, carefully before you invest in any of our securities.
Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 11 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is March 15, 2024.

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under the section of this prospectus entitled “Where You Can Find More Information”. You should carefully read this prospectus as well as additional information described under the section of this prospectus entitled “Incorporation of Certain Information by Reference,” before deciding to invest in our Common Stock.
Unless the context otherwise requires, the terms “Seelos,” “we,” “us” and “our” in this prospectus refer to Seelos Therapeutics, Inc., and “this offering” refers to the offering contemplated in this prospectus.
Neither we nor the Selling Stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the Selling Stockholders are not, making an offer of these securities in any jurisdiction where such offer is not permitted.

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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference in this prospectus may contain “forward-looking statements” by us within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, without limitation, statements as to expectations, beliefs and strategies regarding the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and include statements relating to:
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the potential impact to our business, financial condition and employees, including disruptions to our clinical trials, preclinical studies, supply chain and operations;

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risks and uncertainties associated with our actual and proposed research and development activities, including our clinical trials and preclinical studies;

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the timing or likelihood of regulatory filings and approvals or of alternative regulatory pathways for our product candidates;

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the potential market opportunities for commercializing our product candidates;

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our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use, and our ability to serve such markets;

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estimates of our expenses, future revenue, capital requirements and our needs for additional financing;

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our ability to continue as a going concern;

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our ability to maintain the listing of our Common Stock on the Nasdaq Capital Market;

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our ability to develop, acquire and advance our product candidates into, and successfully complete, clinical trials and preclinical studies and obtain regulatory approvals;

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the implementation of our business model and strategic plans for our business and product candidates;

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the initiation, cost, timing, progress and results of future and current preclinical studies and clinical trials, and our research and development programs;

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the terms of future licensing arrangements, and whether we can enter into such arrangements at all;

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timing and receipt or payments of licensing and milestone revenues or payments, if any;

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the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

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regulatory developments in the United States and foreign countries;

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the performance of our third-party suppliers and manufacturers;

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our ability to maintain and establish collaborations or obtain additional funding;

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the success of competing therapies that are currently or may become available;

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our financial performance; and

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developments and projections relating to our competitors and our industry.

Any forward-looking statements should be considered in light of these factors. Words such as “anticipates,” “believes,” “forecasts,” “potential,” “goal,” “contemplates,” “expects,” “intends,” “plans,” “projects,” “hopes,” “seeks,” “estimates,” “strategy,” “continues,” “ongoing,” “opportunity,” “could,” “would,” “should,” “likely,” “will,” “may,” “can,” “designed to,” “future,” “foreseeable future” and similar expressions and variations, and negatives of these words, identify forward-looking statements. These forward-looking statements are based on the expectations, estimates, projections, beliefs and assumptions of our management based on information currently available to management, all of which are subject to change. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. Many of the important factors that will determine these results and values are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Except as otherwise required by law, we do not assume any obligation to update any forward-looking statements.
In evaluating an investment in shares of our securities, you should carefully consider the discussion of risks and uncertainties described under the heading “Risk Factors” contained in this prospectus, and under similar headings in other documents, including in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and in our other filings with the SEC, that are incorporated by reference in this prospectus. You should carefully read this prospectus together with the information incorporated by reference in this prospectus as described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” completely and with the understanding that our actual future results may be materially different from what we expect.
All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. The forward-looking statements included or incorporated by reference herein are made only as of the date of this prospectus (or as of the date of any such document incorporated by reference). We do not intend, and undertake no obligation, to update these forward-looking statements, except as required by law.

 PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus. This summary is not complete and may not contain all of the information that is important to you and that you should consider before deciding whether or not to invest in our securities. For a more complete understanding of Seelos and this offering, you should carefully read this prospectus, including any information incorporated by reference into this prospectus, in its entirety. Before you decide whether to purchase shares of our Common Stock, you should read this entire prospectus carefully, including the risks of investing in our securities discussed under the section of this prospectus entitled “Risk Factors” and similar headings in the other documents that are incorporated by reference into this prospectus. You should also carefully read the information incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.
The Company
Overview
We are a clinical-stage biopharmaceutical company focused on achieving efficient development of products that address significant unmet needs in Central Nervous System (“CNS”) disorders and other rare disorders.
Our business model is to advance multiple late-stage therapeutic candidates with proven mechanisms of action that address large markets with unmet medical needs and for which there is a strong economic and scientific rationale for development.
Our product development pipeline is as follows:
Product	Indication	Development Phase	Development Status
SLS-002 Intranasal Racemic Ketamine	Acute Suicidal Ideation and Behavior (“ASIB”) in Major Depressive Disorder (“MDD”)	Phase II
Completed open-label patient enrollment and announced the initial topline data from Part 1 of the proof-of-concept (“PoC”) study on May 17, 2021;
enrollment of Part 2 of a Phase II study closed in June 2023; topline data for Part 2 announced on September 20, 2023

SLS-005 IV Trehalose	Amyotrophic Lateral Sclerosis (“ALS”)	Phase II/III	Completed enrollment of final participants in February 2023 in the registrational study; data readout expected in the first quarter of 2024
	Spinocerebellar Ataxia (“SCA”)	Phase IIb/III	Announced dosing of the first participant in the registrational study in October 2022; enrollment of additional patients temporarily paused on March 29, 2023
	Huntington’s Disease (“HD”) and Alzheimer’s Disease (“AD”)	Phase II	Obtaining biomarker activity

Product	Indication	Development Phase	Development Status
SLS-004	Parkinson’s Disease (“PD”)	Pre-IND
Preclinical in vivo studies ongoing; announced partial results from a study demonstrating downregulation of α-synuclein in December 2022;
currently analyzing data while temporarily pausing additional spend

Gene Therapy
SLS-007	PD	Pre-IND
Preclinical study completed and analysis of the results ongoing; next steps for development of this program will be decided in concert with SLS-004 results and readouts, as both target the same pathway upstream; temporarily pausing additional spend

Peptide Inhibitor
SLS-009	HD, AD, ALS	Pre-IND	Preclinical in vivo studies ongoing
Lead Programs
Our lead programs are currently SLS-002 for the potential treatment of ASIB in adults with MDD and SLS-005 for the potential treatment of ALS and SCA. SLS-005 for the potential treatment of Sanfilippo Syndrome currently requires additional natural history data, which is being considered.
SLS-002 is intranasal racemic ketamine with two investigational new drug applications (“INDs”). The lead program is focused on the treatment of ASIB in MDD. SLS-002 was originally derived from a Javelin Pharmaceuticals, Inc./Hospira, Inc. program with 16 clinical studies involving approximately 500 subjects. SLS-002 is being developed to address an unmet need for an efficacious drug to treat suicidality in the United States. Traditionally, anti-depressants have been used in this setting but many of the existing treatments are known to contribute to an increased risk of suicidal thoughts in some circumstances, and if and when they are effective, it often takes weeks for the full therapeutic effect to be manifested. We believe there is a large opportunity in the United States and European markets for products in this space. Based on information gathered from the databases of the Agency for Healthcare Research and Quality, there were approximately 1.48 million visits to emergency rooms for suicidal ideation or suicide attempts in 2017 in the United States alone. Experimental studies suggest ketamine has the potential to be a rapid, effective treatment for depression and suicidality.
The clinical development program for SLS-002 includes two parallel healthy volunteer studies (Phase I). We announced interim data from our Phase I study of SLS-002 during the quarterly period ended March 31, 2020. As a result, in March 2020, we completed a Type C meeting with the U.S. Food and Drug Administration (the “FDA”) and received guidance to conduct a Phase II PoC study of SLS-002 for ASIB in adults with MDD, to support the further clinical development of this product candidate, together with nonclinical data under development.
As a result of the Type C meeting and the Fast Track designation for SLS-002 for the treatment of ASIB in patients with MDD, we believe we are well positioned to pursue the FDA’s expedited programs for drug development and review.
On June 23, 2020, we announced the final safety data from our Phase I pharmacokinetics/pharmacodynamics study of intranasal racemic ketamine (SLS-002) as well as the planned design of a Phase II double blind, placebo-controlled PoC study for ASIB in subjects with MDD. We initiated this PoC study in two parts: Part 1 was an open-label study of 17 subjects, and was followed by Part 2, which is a double blind, placebo-controlled study of approximately 175 subjects. On January 15, 2021, we announced dosing of the first subjects in Part 1 of the PoC study. On March 5, 2021, we announced the completion of open-label enrollment of subjects in Part 1 of the PoC study. On May 17, 2021, we announced positive topline data from Part 1 of the PoC study, the open-label cohort, of our study of SLS-002 (intranasal racemic ketamine), demonstrating a significant treatment effect and a well-tolerated safety profile for ASIB in patients with MDD. This study enrolled 17 subjects diagnosed with MDD requiring psychiatric hospitalization due to significant risk of suicide with a baseline score of ≥ 28 points on the Montgomery-Åsberg Depression Rating Scale (“MADRS”), a score of 5 or 6 on MADRS Item-10, a score of ≥ 15 points on the Sheehan-Suicidality Tracking Scale (S-STS) and a history of previous suicide attempt(s), as confirmed on the Columbia Suicide Severity Rating Scale (C-SSRS) with a history of at least one actual attempt, or if the attempt was interrupted or aborted, is judged to have been serious in intent. SLS-002 demonstrated a 76.5% response rate (response meaning 50% reduction from baseline) in the primary endpoint on MADRS 24 hours after first dose, with a mean reduction in total score from 39.4 to 14.5 points.
On July 6, 2021, we announced dosing of the first subject in Part 2 of the Phase II study. Based on feedback from a Type C meeting with the FDA in June 2021, we increased the subjects in Part 2 to increase the sample size and power to support a potential marketing application. On June 20, 2023, we announced the close of enrollment of this study and released the topline results on September 20, 2023.
SLS-005 is IV trehalose, a protein stabilizer that crosses the blood-brain barrier and activates autophagy and the lysosomal pathway. Based on preclinical and in vitro studies, there is a sound scientific rationale for developing trehalose for the treatment of ALS, SCA and other indications such as Sanfilippo Syndrome. Trehalose is a low molecular weight disaccharide (0.342 kDa) that protects against pathological processes in cells. It has been shown to penetrate muscle and cross the blood-brain barrier. In animal models of several diseases associated with abnormal cellular protein aggregation, it has been shown to reduce pathological aggregation of misfolded proteins as well as to activate autophagy pathways through the activation of Transcription Factor EB (“TFEB”), a key factor in lysosomal and autophagy gene expression. Activation of TFEB is an emerging therapeutic target for a number of diseases with pathologic accumulation of storage material.
Trehalose 90.5 mg/mL IV solution has demonstrated promising clinical potential in prior Phase II clinical development for oculopharyngeal muscular dystrophy (“OPMD”) and spinocerebellar ataxia type 3 (“SCA3”), also known as Machado Joseph disease, with no significant safety signals to date and encouraging efficacy results. Pathological accumulation of protein aggregates within cells, whether in the CNS or in muscle, and eventually leads to loss of function and ultimately cell death. Prior preclinical studies indicate that this platform has the potential to prevent mutant protein aggregation in other devastating PolyA/PolyQ diseases.
We own three U.S. patents for parenteral administration of trehalose for patients with OPMD and SCA3, all of which are expected to expire in 2034. In addition, Orphan Drug Designation (“ODD”) for OPMD and SCA3 has been secured in the United States and in the European Union (“EU”). In February 2019, we assumed a collaborative agreement, turned subsequently into a research grant, with Team Sanfilippo Foundation (“TSF”), a nonprofit medical research foundation founded by parents of children with Sanfilippo Syndrome. On April 30, 2020, we were granted ODD for SLS-005 in Sanfilippo Syndrome from the FDA. SLS-005 was previously granted ODD from the FDA and European Medicines Agency (the “EMA”) for SCA3 and OPMD as well as Fast Track designation for OPMD. On August 25, 2020, we were issued U.S. patent number 10,751,353 titled “COMPOSITIONS AND METHODS FOR TREATING AN AGGREGATION DISEASE OR DISORDER” which relates to trehalose (SLS-005). The issued patent covers the method of use for trehalose (SLS-005) formulation for treating a disease or disorder selected from any one of the following: spinal and bulbar muscular atrophy, dentatombral-pallidoluysian atrophy, Pick’s disease, corticobasal degeneration, progressive supranuclear palsy, frontotemporal dementia or parkinsonism linked to chromosome 17. On May 15, 2020, we were granted Rare Pediatric Disease Designation (“RPDD”) for SLS-005 in Sanfilippo Syndrome from the FDA. RPDD is an incentive program created under the Federal Food, Drug, and Cosmetic Act to encourage the development of new therapies for the prevention and treatment of certain rare pediatric diseases. On May 27, 2021, we announced that we were granted ODD for SLS-005 in ALS from the EMA. In December 2020, we announced the selection of SLS-005 for the Healey ALS platform trial led by Harvard Medical School, Massachusetts. The Healey ALS

platform trial is designed to study multiple potential treatments for ALS simultaneously. The platform trial model aims to greatly accelerate the study access, reduce costs and shorten development timelines. On February 28, 2022, we announced the dosing of the first participants in the Healey ALS platform trial. In November 2021, we announced the FDA acceptance of an IND and grant of Fast Track designation for SLS-005 for the treatment of SCA. In July 2022, we also announced dosing of the first patient in an open-label basket study in Australia for the treatment of patients with ALS, SCA, and Huntington’s disease (“HD”). In October 2022, we also announced the dosing of the first participant in the registrational Phase II/III study for the treatment of SCA. In March 2023, we announced that in order to focus the majority of our resources on the Phase II study of SLS-002 (intranasal racemic ketamine) for ASIB in adults with MDD and the fully enrolled Phase II/III study of SLS-005 in ALS, we have temporarily paused additional enrollment of patients in the SLS-005-302 study in SCA. Patients already enrolled will continue in the study and data will continue to be collected in order to make decisions for resuming enrollment in the future. This temporary pause has been implemented as a business decision due to financial considerations, and is not based on any data related to safety or therapeutic effects.
Additionally, we are developing several preclinical programs, most of which have well-defined mechanisms of action, including SLS-004, licensed from Duke University, and SLS-007, licensed from The Regents of the University of California, for the potential treatment of PD.
Strategy and Ongoing Programs
SLS-002:   The clinical development program for SLS-002 includes two parallel healthy volunteer studies (Phase I). Following these Phase I studies, we completed a Type C meeting with the FDA in March 2020 and received guidance to conduct a Phase II PoC study of SLS-002 for ASIB in adults with MDD. We released topline data for Part 1 of our open-label study on May 17, 2021. We initiated enrollment in Part 2 of the Phase II study on July 6, 2021, closed enrollment in June 2023, and released the topline data results in the third quarter of 2023.
SLS-005:   We completed enrollment in February 2023 for a clinical study in ALS and began enrollment for a clinical study in SCA in October 2022. In December 2020, we announced the selection of SLS-005 for the Healey ALS platform trial led by Harvard Medical School, Massachusetts. The Healey ALS platform trial is designed to study multiple potential treatments for ALS simultaneously. The platform trial model aims to greatly accelerate the study access, reduce costs, and shorten development timelines. On February 28, 2022, we announced dosing of the first participants in the Healey ALS platform trial. In February 2023, we announced the completion of enrollment of the study and data readout is expected in the first quarter of 2024.
In November 2021, we announced the FDA acceptance of an IND and grant of Fast Track designation for SLS-005 for the treatment of SCA. In July 2022, we announced dosing of the first patient in an open-label basket study in Australia for the treatment of patients with ALS, SCA, and HD. In October 2022, we also announced the dosing of the first participant in the registrational Phase II/III study for the treatment of SCA.
During 2022, we received regulatory approval in Australia to commence a study pursuing the collection of certain biomarker data in patients with AD.
We are also continuing to consider trials in Sanfilippo Syndrome and are seeking more natural history data based on the guidance from regulatory agencies.
In March 2023, we announced that in order to focus the majority of our resources on the ongoing Phase II study of SLS-002 (intranasal racemic ketamine) for ASIB in patients with MDD and the fully enrolled Phase II/III study of SLS-005 in ALS, we have temporarily paused additional enrollment of patients in the SLS-005-302 study in SCA. Patients already enrolled will continue in the study and data will continue to be collected in order to make decisions for resuming enrollment in the future. This temporary pause has been implemented as a business decision due to financial considerations, and is not based on any data related to safety or therapeutic effects.
SLS-004 is an all-in-one lentiviral vector, targeted for gene editing through DNA methylation within intron 1 of the synuclein alpha (“SNCA”) gene that expresses alpha-synuclein (“α-synuclein”) protein. SLS-004, when delivered to dopaminergic neurons derived from human-induced pluripotent stem cells of a

PD patient, modified the expression on α-synuclein and exhibited reversal of the disease-related cellular-phenotype characteristics of the neurons. The role of mutated SNCA in PD pathogenesis and the need to maintain the normal physiological levels of α-synuclein protein emphasize the yet unmet need to develop new therapeutic strategies, such as SLS-004, targeting the regulatory mechanism of α-synuclein expression. On May 28, 2020, we announced the initiation of a preclinical study of SLS-004 in PD through an all-in-one lentiviral vector targeting the SNCA gene. We are constructing a bimodular viral system harboring an endogenous α-synuclein transgene and inducible regulated repressive CRISPR/dCas9-unit to achieve suppression of PD-related pathologies. On July 7, 2021, we announced positive in vivo data demonstrating down-regulation of SNCA mRNA and protein expression under this study. In December 2022, we announced in vivo data demonstrating that a single dose of SLS-004 was successful in reversing some of the key hallmarks of PD in a humanized mouse model. These findings observed in an in vivo humanized PD model validate and extend prior findings from in vitro data using SLS-004. SLS-004 demonstrated therapeutically desirable change in SNCA expression that led to reversing the key hallmarks of PD in the model towards normal physiological levels, indicating disease modifying effect of single dose administration of SLS-004, a CRISPR/dCas-9 based gene therapy for PD. We have halted any further investment in this program until additional funding is received.
SLS-007 is a rationally designed peptide-based approach, targeting the nonamyloid component core (“NACore”) of α-synuclein to inhibit the protein from aggregation. Recent in vitro and cell culture research has shown that SLS-007 has the ability to stop the propagation and seeding of α-synuclein aggregates. We will evaluate the potential for in vivo delivery of SLS-007 in a PD transgenic mice model. The goal will be to establish in vivo pharmacokinetics/pharmacodynamics and target engagement parameters of SLS-007, a family of anti-α-synuclein peptidic inhibitors. On June 25, 2020, we announced the initiation of a preclinical study of SLS-007 in PD delivered through an adeno-associated viral (“AAV”) vector targeting the non-amyloid component core of α-synuclein. We have initiated an in vivo preclinical study of SLS-007 in rodents to assess the ability of two specific novel peptides, S62 and S71, delivered via AAV1/2 vector, to protect dopaminergic function in the AAV A53T overexpression mice model of PD. Production of AAV1/2 vectors encoding each of the two novel peptides incorporating hemagglutinin tags has already been completed. The results are currently being analyzed and the next steps for development of this program will be decided in concert with SLS-004 results and readouts, as both target the same pathway upstream.
SLS-009 is our first internally created program, which follows the mechanism of action known as PROTACs (protein-targeting chimeric molecules), which uses the body’s own natural process of autophagy and lysosomal degradation to clear out mutant and misfolded proteins in the body. SLS-009 induces autophagy and enhances lysosomal clearance by augmenting existing endogenous cellular degradation pathways to remove only the mutant and neurotoxic proteins.
We intend to become a leading biopharmaceutical company focused on neurological and psychiatric disorders, including orphan indications. Our business strategy includes:
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advancing SLS-002 in ASIB in MDD and post-traumatic stress disorder;

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advancing SLS-004 in PD;

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advancing SLS-005 in ALS, SCA, HD and Sanfilippo Syndrome;

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advancing new formulations of SLS-005 in neurological diseases; and

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acquiring synergistic assets in the CNS therapy space through licensing and partnerships.

We also have two legacy product candidates: a product candidate in the United States for the treatment of erectile dysfunction, which we in-licensed from Warner Chilcott Company, Inc., now a subsidiary of Allergan plc; and a product candidate which has completed a Phase IIa clinical trial for the treatment of Raynaud’s Phenomenon, secondary to scleroderma, for which we own worldwide rights.
Nasdaq Minimum Bid Notice and Minimum Market Value Notice
On November 1, 2023, we received written notice (the “First Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the last 30 consecutive business days, the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq Capital

Market under Nasdaq Listing Rule 5550(a)(2) (“Rule 5550(a)(2)”). On January 12, 2024, we received a letter from Nasdaq notifying us that we regained full compliance with Nasdaq Listing Rule 5550(a)(2) as of December 13, 2023, after the closing bid price of our common stock had been at $1.00 per share or greater for 11 consecutive business days from November 28, 2023 through December 12, 2023.
In addition, on November 2, 2023, we received written notice (the “Second Notice”) from Nasdaq indicating that, for the last 32 consecutive business days, the market value of our listed securities has been below the minimum requirement of $35 million for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(2) (“Rule 5550(b)(2)”). In accordance with Nasdaq Listing Rule 5810(c)(3)(C), we have been provided a period of 180 calendar days, or until April 30, 2024, to regain compliance. The Second Notice states that the Nasdaq staff will provide written notification that we have achieved compliance with Rule 5550(b)(2) if at any time before April 30, 2024, the market value of our common stock closes at $35 million or more for a minimum of ten consecutive business days.
The Second Notice has no immediate effect on the listing or trading of our common stock and the common stock will continue to trade on the Nasdaq Capital Market under the symbol “SEEL.”
If we do not regain compliance with Rule 5550(b)(2) by April 30, 2024, we will receive written notification that our securities are subject to delisting. In the event we receive any such notification, we may appeal the Nasdaq staff’s determination to delist our securities, but there can be no assurance the Nasdaq staff would grant any request for continued listing.
We intend to monitor the market value of our common stock and consider available options if our common stock does not trade at a level likely to result in us regaining compliance with the minimum market value of listed securities rule by April 30, 2024. There can be no assurance that we will be able to regain compliance with Nasdaq’s minimum market value of listed securities rule or that we will otherwise be in compliance with the other listing standards for the Nasdaq Capital Market.
Recent Developments
Reverse Stock Split
On November 27, 2023, we filed a Certificate of Change with the Secretary of State of the State of Nevada to (i) effect a 1-for-30 reverse stock split (the “Reverse Stock Split”) of our issued and outstanding shares of common stock, effective at 12:01 a.m. Eastern Time, on November 28, 2023, and (ii) decrease the number of total authorized shares of our common stock from 480,000,000 shares to 16,000,000 shares. Our common stock began trading on a Reverse Stock Split-adjusted basis on the Nasdaq Capital Market at the opening of the market on November 28, 2023. Unless specifically provided otherwise herein, the share and per share information in this prospectus gives effect to the Reverse Stock Split.
Public Offering
Pursuant to an underwriting agreement (the “Underwriting Agreement”) with Titan Partners Group, LLC, a division of American Capital Partners, LLC (“Titan”), on December 1, 2023, we sold, in an underwritten public offering (i) 1,781,934 shares (the “ December Shares”) of our common stock, (ii) pre-funded warrants to purchase up to 2,422,612 shares of common stock (the “ December Pre-Funded Warrants”) and (iii) accompanying common stock warrants to purchase up to 4,204,546 shares of common stock (the “December Common Warrants” and together with the Pre-Funded Warrants, the “December Warrants”). The combined public offering price for each share of common stock and accompanying December Common Warrant to purchase one share of common stock was $1.32 and the combined public offering price for each share of common stock subject to a December Pre-Funded Warrant and accompanying December Common Warrant to purchase one share of common stock was $1.319. The net proceeds to us were approximately $5.0 million, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us.
The December Pre-Funded Warrants were exercisable immediately and had an exercise price of $0.001 per share. As of December 31, 2023, the December Pre-Funded Warrants had been exercised in full.

The per share exercise price for the December Common Warrants is $1.32, subject to adjustment as provided therein. The December Common Warrants were exercisable immediately and expire on December 1, 2028. Each holder of a December Common Warrant does not have the right to exercise any portion of its December Common Warrant if the holder, together with its affiliates, would beneficially own more than 4.99% or, at the election of the purchaser, 9.99%, of the number of shares of the common stock outstanding immediately after giving effect to such exercise (the “December Common Warrant Beneficial Ownership Limitation”); provided, however, that upon 61 days’ prior notice to us, the holder may increase the December Common Warrant Beneficial Ownership Limitation, but not to above 9.99%. The exercise price and number of shares of common stock issuable upon the exercise of the December Common Warrants is subject to adjustment in the event of any stock dividend, stock split, reverse stock split, recapitalization, reorganization or similar transaction, as described in the December Common Warrants.
Authorized Share Increase
As previously disclosed on a Current Report on Form 8-K filed on January 10, 2024, on January 10, 2024, we held a Special Meeting of Stockholders (the “Special Meeting”). At the Special Meeting, our stockholders approved an amendment to our Amended and Restated Articles of Incorporation, as amended (the “Articles”), to increase the number of authorized shares of our common stock to a total of 400,000,000.
On January 10, 2024, we filed a Certificate of Amendment to the Articles (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada to increase the number of authorized shares of our common stock from 16,000,000 to 400,000,000 (the “Authorized Share Increase”). Any newly authorized shares of our common stock were identical to the shares of our common stock previously authorized and outstanding. The Certificate of Amendment did not alter the voting powers or relative rights of our common stock.
Receipt of Minutes from its End of Phase II Meeting with the United States Food and Drug Administration (“FDA”)
On January 22, 2024, we announced the receipt of minutes from our end of Phase II meeting with the FDA for our Phase II SLS-002-201 study. In the meeting minutes, the FDA agreed that the primary endpoint in a Phase III trial could be the change from baseline in the MADRS total score at Day 16, rather than the 24-hour timepoint that was selected in the Phase II SLS-002-201 study. The key secondary endpoint could be the change from baseline at 24 hours on the suicidality scale. This agreement with the FDA gives us further confidence for our Phase III development of SLS-002 as data in the Phase II study showed clinically significant treatment differences from placebo on both the Day 16 MADRS (p-value: 0.012) and the 24-hour Sheehan- Suicidality Tracking Scale (S-STS) (p-value: 0.008).
January 2024 Offering
On January 26, 2024, we entered into the Securities Purchase Agreement with the Selling Stockholders, pursuant to which we agreed to issue and sell 3,404,256 shares (the “January Shares”) of Common Stock in a registered direct offering (the “Registered Direct Offering”). In a concurrent private placement (the “Private Placement” and together with the Registered Direct Offering, the “Offering”), we also agreed to issue and sell to the Selling Stockholders the Warrants to purchase up to 3,404,256 shares of Common Stock. The combined purchase price for one Share and accompanying Warrant to purchase one share for each share of Common Stock purchased was $1.175.
The Warrants have an exercise price of $1.05 per share of common stock, are exercisable immediately upon issuance and expire five years following the initial date of exercise. Each holder of a Common Warrant will not have the right to exercise any portion of its Warrant if the holder, together with its affiliates, would beneficially own more than the Warrant Beneficial Ownership Limitation; provided, however, that upon 61 days’ prior notice to us, the holder may increase the Warrant Beneficial Ownership Limitation, but not to above 9.99%. The exercise price and number of shares of Common Stock issuable upon the exercise of the Warrants will be subject to adjustment in the event of any stock dividend, stock split, reverse stock split, recapitalization, reorganization or similar transaction, as described in the Warrants. If at any time after the six month anniversary of the date of issuance, a registration statement covering the issuance of the shares of

Common Stock issuable upon exercise of the Warrants is not available for the issuance, then the holders may exercise the Warrants by means of a “cashless exercise.”
The Warrants are not and will not be listed for trading on any national securities exchange or other nationally recognized trading system.
On January 26, 2024, we also entered into a placement agent agreement (the “Placement Agent Agreement” and together with the Securities Purchase Agreement, the “Agreements”) with A.G.P./Alliance Global Partners (the “Placement Agent”), pursuant to which the Placement Agent acted as placement agent for the Offering and we agreed to pay the Placement Agent an aggregate fee equal to 7% of the aggregate gross proceeds received by us from the sale of the securities in the Offering. The Placement Agent Agreement includes indemnity and other customary provisions for transactions of this nature. We also agreed to reimburse the Placement Agent for up to $50,000 for the Placement Agent’s legal fees and expenses and non-accountable expenses in an amount not to exceed $15,000.
We also agreed, pursuant to the Securities Purchase Agreement, to file a registration statement on Form S-1 by February 2, 2024 to provide for the resale of the Shares. We are filing the registration statement of which this prospectus forms a part as required pursuant to the foregoing provision in the Securities Purchase Agreement.
The closing of the Offering occurred on January 30, 2024.
Corporate Information
Our principal executive offices are located at 300 Park Avenue, 2nd Floor, New York, NY 10022, and our telephone number is (646) 293-2100. Our website is located at www.seelostherapeutics.com. Any information contained on, or that can be accessed through, our website is not incorporated by reference into, nor is it in any way part of, this prospectus and should not be relied upon in connection with making any decision with respect to an investment in our securities. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any of the documents filed by us with the SEC at no cost from the SEC’s website at www.sec.gov.
We are a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies in this prospectus as well as our filings under the Exchange Act.

RISK FACTORS
Investing in shares of our Common Stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in our most recent Annual Report on Form 10-K, and the updates in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in or incorporated by reference into this prospectus before deciding whether to purchase any of the Common Stock being offered. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of shares of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment.
Risks Related to the Company
Our debt agreement contains restrictive and financial covenants that may limit our operating flexibility and the failure to comply with such covenants could cause our outstanding debt to become immediately payable.
On November 23, 2021, we issued and sold the outstanding convertible promissory note in an initial aggregate principal amount of $22.0 million (the “Note”) to Lind Global Asset Management V, LLC (“Lind”). The Note, as amended, contains certain restrictive covenants and event of default provisions, including restrictions on certain sales or other dispositions of company assets, restrictions on entering into certain variable-rate transactions and a covenant requiring us to maintain an aggregate minimum balance equal to 50% of the then outstanding principal amount under the Note or more in cash and cash equivalents commencing on March 28, 2024. As of February 21, 2024, the outstanding principal amount of the Note was approximately $12.6 million. In the event we fail to meet the minimum cash balance as required under the Note, and if we are unable to cure such default within fifteen days from its occurrence or otherwise obtain a waiver from Lind or amend the terms of the Note, we would trigger a default under the Note. If we are not able to comply or regain compliance with any of the covenants in, or otherwise trigger a default under, the Note, Lind could declare the Note immediately due and payable, which would require us to pay 120% of the outstanding principal amount of the Convertible Promissory Note and would have a material adverse effect on our liquidity, financial condition, operating results, business and prospects, and could cause the price of our common stock to decline. In addition, since the borrowings under the Note are secured by a first priority lien on our assets, Lind would be able to foreclose on our assets if we do not cure any default or pay any amounts due and payable under the Note. In addition, upon an Event of Default (as defined in the Note), Lind shall have the right to convert the then outstanding principal amount of the Note into shares of our common stock at the lower of (x) the then-current conversion price (which is currently $180.00 per share, subject to adjustment in certain circumstances as described in the Note) and (y) 85% of the average of the five lowest daily volume weighted average price of our common stock during the 20 trading days prior to the delivery by Lind of a notice of conversion.

USE OF PROCEEDS
We will receive no proceeds from the sale of the Shares by the Selling Stockholders. We may, however, receive cash proceeds equal to the total exercise price of the Warrants to the extent that the Warrants are exercised for cash. The exercise price of the Warrants is $1.05 per share of Common Stock. The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted in certain circumstances, including stock splits, dividends or distributions, or other similar transactions. However, the Warrants contain a “cashless exercise” feature that allow the holders to exercise the Warrants without making a cash payment to us in the event that, if at any time after the six month anniversary of the initial issuance date of the Warrants, there is no registration statement registering, or no current prospectus is available for, the resale of the Shares. There can be no assurance that any of these Warrants will be exercised by the Selling Stockholders at all or that the Warrants will be exercised for cash rather than pursuant to the “cashless exercise” feature. To the extent we receive proceeds from the cash exercise of the Warrants, we intend to use such proceeds for general corporate purposes, to advance the development of its product candidates and to make periodic principal and interest payments under, or to repay a portion of, the Note. We do not have any specific plans for acquisitions or other business combinations at this time. Our management will retain broad discretion in the allocation of the net proceeds from the exercise of the Warrants.
The Selling Stockholders will pay any underwriting discounts and commissions and any similar expenses they incur in disposing of the Shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the Shares covered by this prospectus. These may include, without limitation, all registration and filing fees, printing fees and fees and expenses of our counsel and accountants.

DETERMINATION OF OFFERING PRICE
The prices at which the shares of Common Stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of our common stock or by negotiations between the Selling Stockholders and buyers of our common stock in private transactions or as otherwise described in “Plan of Distribution.”

SELLING STOCKHOLDERS
Unless the context otherwise requires, as used in this prospectus, “Selling Stockholders” includes the selling stockholders listed below and donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer.
We have prepared this prospectus to allow the Selling Stockholders or their successors, assignees or other permitted transferees to sell or otherwise dispose of, from time to time, up to 3,404,256 shares of our Common Stock. The 3,404,256 shares of Common Stock to be offered hereby are issuable to the Selling Stockholders in connection with the exercise of the Warrants.
We issued the Warrants to the Selling Stockholders pursuant to Securities Purchase Agreement. The Warrants have an exercise price of $1.05 per share of Common Stock, subject to adjustment as provided in the Warrants, are currently exercisable and have an expiration date of January 30, 2029. Under the terms of the Warrants, a Selling Stockholder may not exercise the Warrants to the extent such exercise would cause such Selling Stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed the Warrant Beneficial Ownership Limitation of 4.99%, or, at the election of the Selling Stockholder, 9.99%; provided, however, that upon 61 days’ prior notice to us, the Selling Stockholder may increase the Warrant Beneficial Ownership Limitation, but not to above 9.99%. The maximum number of shares of Common Stock to be offered for resale pursuant to this prospectus by each Selling Stockholder listed in the table below does not reflect this limitation. The Selling Stockholders may sell all, some or none of the shares of Common Stock issuable upon exercise of the Warrants in this offering. See the section of this prospectus entitled “Plan of Distribution”.
All of the 3,404,256 shares of Common Stock to be offered hereby will be issued in reliance on the exemption from securities registration in Section 4(a)(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder.
The shares of Common Stock to be offered by the Selling Stockholders are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act to give the Selling Stockholders the opportunity to sell these shares publicly. The registration of these shares does not require that any of the shares be offered or sold by the Selling Stockholders. Subject to these resale restrictions, the Selling Stockholders may from time to time offer and sell all or a portion of their shares indicated below in privately negotiated transactions or on the Nasdaq Capital Market or any other market on which our Common Stock may subsequently be listed.
The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best effort basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offering will be set forth in a prospectus supplement. See the section of this prospectus entitled “Plan of Distribution”. The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of registered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.
No estimate can be given as to the amount or percentage of Common Stock that will be held by the Selling Stockholders after any sales made pursuant to this prospectus because the Selling Stockholders are not required to sell any of the Shares being registered under this prospectus. The following table assumes that the Selling Stockholders will sell all of the Shares listed in this prospectus.
Except for the purchase of the Note by Lind and related transactions and as otherwise indicated in the footnotes below, the Selling Stockholders have not had any material relationship with us or any of our affiliates within the past three years other than as a security holder.
We have prepared this table based on written representations and information furnished to us by or on behalf of the Selling Stockholders. Since the date on which the Selling Stockholders provided this information, the Selling Stockholders may have sold, transferred or otherwise disposed of all or a portion of the shares of Common Stock in a transaction exempt from the registration requirements of the Securities Act. Unless otherwise indicated in the footnotes below, we believe that: (1) none of the Selling Stockholders are broker-dealers or affiliates of broker-dealers, (2) no Selling Stockholder has direct or indirect agreements or understandings with any person to distribute their Shares, and (3) the Selling Stockholders have sole voting and investment power with respect to all Shares beneficially owned, subject to applicable community property laws. To the extent any Selling Stockholder identified below is, or is affiliated with, a broker-dealer, it could be deemed, individually but not severally, to be an “underwriter” within the meaning of the Securities Act. Information about the Selling Stockholders may change over time. Any changed information will be set forth in supplements to this prospectus, if required.
The following table sets forth information with respect to the beneficial ownership of our Common Stock held, as of February 21, 2024, by the Selling Stockholders and the number of Shares being registered hereby and information with respect to shares to be beneficially owned by the Selling Stockholders after completion of the offering of the shares for resale. The percentages in the following table reflect the shares beneficially owned by the Selling Stockholders as a percentage of the total number of shares of Common Stock outstanding as of February 21, 2024. As of such date, 13,680,576 shares of Common Stock were outstanding.
	Shares Beneficially Owned Prior to the Offering of Shares for Resale(1)		Maximum Number of Shares of Common Stock to be Offered for Resale Pursuant to this Prospectus	Shares Beneficially Owned After the Offering of Shares for Resale(1)(2)
Name	Number	Percentage	Number	Number	Percentage
Armistice Capital Master Fund Ltd.	1,276,596(3)(4)	9.33%	1,276,596(4)(5)	1,276,596(3)	8.54%
Entities affiliated with The Lind Partners, LLC	916,365(6)(7)	9.99%	1,276,596(7)(8)	916,365(9)	6.57%
Sabby Volatility Warrant Master Fund, Ltd.	718,514(10)(11)	4.99%	851,064(11)(12)	763,213(13)	4.99%
TOTAL	—	—	3,404,256	—	—

*
Less than 1%.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to warrants, options and other convertible securities held by that person that are currently exercisable or exercisable within 60 days of January 30, 2024 are deemed outstanding. Shares subject to warrants, options and other convertible securities, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Assumes that the Selling Stockholders dispose of all of the shares of Common Stock covered by this prospectus and do not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that the Selling Stockholders will sell all or any portion of the shares covered by this prospectus. Also assumes that all of the Warrants are exercised in full.

(3)
Consists of 1,276,596 shares of Common Stock held directly. “Common Stock Beneficially Owned Before this Offering” and “Shares Beneficially Owned After the Offering of Shares for Resale” excludes (i) 1,276,596 shares of Common Stock issuable upon exercise of a Warrant, which is currently exercisable, except to the extent such exercise is restricted by the Warrant Beneficial Ownership Limitation of 4.99%, as such percentage ownership is determined in accordance with the terms of the Warrant, and (iii) 1,590,145 shares of Common Stock issuable upon exercise of a warrant, which is currently exercisable, except to the extent such exercise is restricted by a blocker provision which restricts the exercise of such warrant if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of shares of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% of the outstanding shares of Common Stock, as such percentage ownership is determined in accordance with the terms of the warrant. Therefore, due to the beneficial ownership limitations, the number of shares of Common Stock into which the warrants are exercisable is limited to that number of shares of Common Stock that would result in the applicable holder thereof, together with its affiliates, having an aggregate beneficial ownership of no more than 4.99% of the total issued and outstanding shares of Common Stock.
(4)
The reported securities directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the Selling Stockholder from exercising that portion of the warrants that would result in the Selling Stockholder and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(5)
Consists of 1,276,596 shares of Common Stock issuable upon exercise of a Warrant, which is currently exercisable, without giving effect to the blocker provision described above.

(6)
Consists of (i) 910,800 shares of Common Stock held directly by Lind Global Fund II LP, (ii) 5,565 shares of Common Stock held directly by Lind, (iii) 70,244 shares of Common Stock issuable upon conversion of the Note held by Lind, which is currently convertible by Lind at any time at the current conversion price of $180.00 per share of Common Stock (subject to adjustment as provided therein), and (iv) 430,061 shares of Common Stock issuable upon exercise of a Warrant that is held by Lind Global Fund II LP and is currently exercisable, except to the extent such exercise is restricted by the Warrant Beneficial Ownership Limitation of 9.99%, as such percentage ownership is determined in accordance with the terms of the Warrant. Lind may not convert any portion of the Note to the extent such conversion would cause Lind, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 4.99% of our then outstanding Common Stock (or 9.99% of our then outstanding Common Stock to the extent Lind, together with its affiliates, beneficially owns in excess of 4.99% of shares of our then outstanding Common Stock at the time of such conversion. Excludes (i) 846,535 shares of Common Stock issuable upon exercise of a Warrant that is held by Lind Global Fund II LP and that is currently exercisable, but such shares have been excluded because the exercise thereof is restricted by the Warrant Beneficial Ownership Limitation of 9.99%, as such percentage ownership is determined in accordance with the terms of the Warrant, and (ii) 946,949 shares of Common Stock issuable upon exercise of a warrant held by Lind Global Fund II LP, which is currently exercisable, but such shares have been excluded because the exercise thereof is restricted by a blocker provision which restricts the exercise of such warrant if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of shares of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% of the outstanding shares of Common Stock, as such percentage ownership is determined in accordance with the terms of the warrant.

(7)
Lind Global Partners II LLC, the general partner of Lind Global Fund II LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP. Jeff Easton, the managing member of Lind Global Partners II LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP. Jeff Easton is the Managing Member of The Lind Partners, LLC, which is the Investment Manager of Lind Global Fund II LP and Lind, and in such capacity has the right to vote and dispose of the securities held by such entities. Mr. Easton disclaims beneficial ownership over the securities listed except to the extent of his pecuniary interest therein. The address for Lind Global Fund II LP is 444 Madison Avenue, 41st Floor, New York, NY 10022.

(8)
Consists solely of 1,276,596 shares of Common Stock issuable upon exercise of a Warrant, without giving effect to the blocker provision described above, which is currently exercisable.

(9)
Consists of (i) 910,800 shares of Common Stock held directly by Lind Global Fund II LP, (ii) 5,565 shares of Common Stock held directly by Lind, and (iii) 70,244 shares of Common Stock issuable upon conversion of the Note held by Lind, which is currently convertible by Lind at any time at the current conversion price of $180.00 per share of Common Stock (subject to adjustment as provided therein). Excludes 946,949 shares of Common Stock issuable upon exercise of a warrant held by Lind Global

Fund II LP, which is currently exercisable, except to the extent such exercise is restricted by a blocker provision which restricts the exercise of such warrant if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of shares of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% of the outstanding shares of Common Stock, as such percentage ownership is determined in accordance with the terms of the warrant and. Therefore, due to the beneficial ownership limitations, the number of shares of Common Stock into which the warrant is exercisable is limited to that number of shares of Common Stock that would result in the applicable holder thereof, together with its affiliates, having an aggregate beneficial ownership of no more than 4.99% of the total issued and outstanding shares of Common Stock.
(10)
Consists of 718,514 shares of Common Stock issuable upon exercise of a Warrant that is currently exercisable, except to the extent such exercise is restricted by the Warrant Beneficial Ownership Limitation of 4.99%, as such percentage ownership is determined in accordance with the terms of the Warrant. Excludes (i) 133,550 shares of Common Stock issuable upon exercise of a Warrant that is currently exercisable, but such shares have been excluded because the exercise thereof is restricted the Warrant Beneficial Ownership Limitation of 4.99%, as such percentage ownership is determined in accordance with the terms of the Warrant, and (ii) 1,583,336 shares of Common Stock issuable upon exercise of a warrant, which is currently exercisable, but such shares have been excluded because the exercise thereof is restricted by a blocker provision which restricts the exercise of such warrant if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of shares of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% of the outstanding shares of Common Stock, as such percentage ownership is determined in accordance with the terms of the warrant.

(11)
Sabby Management, LLC, the investment manager to Sabby Volatility Warrant Master Fund, Ltd. (“Sabby”), has discretionary authority to vote and dispose of the shares held by Sabby and may be deemed to be the beneficial owner of these shares. Hal Mintz, in his capacity as manager of Sabby Management, LLC, may also be deemed to have investment discretion and voting power over the shares held by Sabby. Sabby Management, LLC and Mr. Mintz each disclaim any beneficial ownership of these shares.

(12)
Consists solely of 851,064 shares of Common Stock issuable upon exercise of a Warrant, without giving effect to the blocker provision described above, which is currently exercisable.

(13)
Consists of 763,213 shares of Common Stock issuable upon exercise of a warrant that is currently exercisable, except to the extent such exercise is restricted by a blocker provision which restricts the exercise of such warrant if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of shares of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% of the outstanding shares of Common Stock, as such percentage ownership is determined in accordance with the terms of the warrant. Excludes 820,123 shares of Common Stock issuable upon exercise of such warrant, which is currently exercisable, but such shares have been excluded because the exercise thereof is restricted by a blocker provision which restricts the exercise of such warrant if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of shares of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% of the outstanding shares of Common Stock, as such percentage ownership is determined in accordance with the terms of the warrant.

PLAN OF DISTRIBUTION
We are registering the shares of Common Stock issuable upon exercise of the Warrants previously issued to the Selling Stockholders to permit the resale of these shares of Common Stock by the holders of the Warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.
The Selling Stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be effected in transactions, which may involve cross or block transactions:
•
on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•
in the over-the-counter market;

•
in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•
through the writing of options, whether such options are listed on an options exchange or otherwise;

•
in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•
in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•
in an exchange distribution in accordance with the rules of the applicable exchange;

•
in privately negotiated transactions;

•
in short sales;

•
through the distribution of the Common Stock by any Selling Stockholder to its partners, members or stockholders;

•
through one or more underwritten offerings on a firm commitment or best efforts basis;

•
in sales pursuant to Rule 144;

•
whereby broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•
in a combination of any such methods of sale; and

•
in any other method permitted pursuant to applicable law.

If the Selling Stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the shares of Common Stock or the Warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The Selling Stockholders, individually and not severally, and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of Common Stock against certain liabilities, including liabilities arising under the Securities Act.
Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any Selling Stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement of which this prospectus is a part.
The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.
We will incur costs, fees and expenses in effecting the registration of the shares of Common Stock issuable pursuant to the Warrants, estimated to be $55,512.52 in total, including, without limitation, all registration, filing and stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws and the fees and disbursements of our counsel and of our independent registered public accounting firm and reasonable fees; provided, however, that a Selling Stockholder will pay all underwriting discounts and selling commissions, if any.
Once sold under the registration statement of which this prospectus is a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to, our Amended and Restated Articles of Incorporation, as amended, which have been publicly filed with the SEC. See “Where You Can Find More Information.”
Our authorized capital stock consists of:
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400,000,000 shares of common stock, $0.001 par value; and

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10,000,000 shares of preferred stock, $0.001 par value.

Common Stock
Voting Rights.   Holders of common stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Holders of common stock do not have any cumulative voting rights.
Liquidation Rights.   Subject to any preferential rights of any outstanding preferred stock, in the event of the Company’s liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.
No Preemptive or Redemption Rights.   Shares of common stock do not carry any redemption rights or any preemptive or preferential rights enabling a holder to subscribe for, or receive shares of, any class of common stock or any other securities convertible into common stock.
Dividend Rights.   Holders of common stock shall be entitled to receive dividends if, as and when declared by our board of directors in accordance with applicable law.
Anti-Takeover Provisions.   See the below section titled “Anti-Takeover Effects of Nevada Law and Provisions of our Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, as amended”.
Dividends
We have never paid cash dividends on shares of Common Stock. Moreover, we do not anticipate paying periodic cash dividends on shares of Common Stock for the foreseeable future. Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon its earnings, if any, capital requirements, operating and financial conditions and on such other factors as our board of directors deems relevant.
Preferred Stock
We currently have no outstanding shares of preferred stock. Under our Amended and Restated Articles of Incorporation, as amended, our board of directors has the authority, without further action by stockholders, to designate one or more series of preferred stock and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms. Any or all of these may be preferential to or greater than the rights of the common stock. Of our authorized preferred stock, 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock, 800 shares have been designated as Series B 8% Cumulative Convertible Preferred Stock, and 600 shares have been designated as Series C 6% Cumulative Convertible Preferred Stock.
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of shares of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of the common stock and the voting and other rights of the holders of shares of common stock.
Our board of directors may specify the following characteristics of any preferred stock:
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the designation and stated value, if any, of the class or series of preferred stock;

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the number of shares of the class or series of preferred stock offered, and the liquidation preference, if any, per share;

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the dividend rate(s), period(s) or payment date(s) or method(s) of calculation, if any, applicable to the class or series of preferred stock;

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whether dividends, if any, are cumulative or non-cumulative and, if cumulative, the date from which dividends on the class or series of preferred stock will accumulate;

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the provisions for a sinking fund, if any, for the class or series of preferred stock;

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the provision for redemption, if applicable, of the class or series of preferred stock;

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the terms and conditions, if applicable, upon which the class or series of preferred stock will be convertible into common stock, including the conversion price or manner of calculation and conversion period;

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voting rights, if any, of the class or series of preferred stock;

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the relative ranking and preferences of the class or series of preferred stock as to dividend rights and rights, if any, upon the liquidation, dissolution or winding up of our affairs;

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any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights, if any, upon liquidation, dissolution or winding up of our affairs; and

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any other specific terms, preferences, rights, limitations or restrictions of the class or series of preferred stock.

Outstanding Warrants
As of February 21, 2024, in addition to the Warrants we are registering hereunder, warrants to purchase an aggregate of approximately 5,270,276 shares of our Common Stock with a weighted-average exercise price of approximately $5.57 per share were outstanding. We are registering the resale of the shares of Common Stock issuable upon exercise of the Warrants pursuant to the registration statement of which this prospectus is a part.
The Warrants have an initial exercise price of $1.05, are currently exercisable and have an expiration date of January 30, 2029. In addition, the exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants will also be subject to adjustment in connection with stock splits, dividends or distributions or other similar transactions.
Pursuant to the Warrants, in the event: (i) we, directly or indirectly, in one or more related transactions effect any merger or consolidation with or into another person (excluding a merger effect solely to change our name or domiciliation), (ii) we, directly or indirectly, sell, lease, exclusive license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by us or another person) is completed pursuant to which the holders of our Common Stock are permitted to sell, tender or exchange their shares for other securities, cash or other property and has been accepted by the holders of more than 50% of our outstanding Common Stock or more than 50% of the voting power of our common equity, (iv) we, directly or indirectly, in one or more related transactions effect any reclassification, reorganization or recapitalization of our Common Stock or any compulsory share exchange pursuant to which our Common Stock is effectively converted into or exchanged for other securities, cash or property, or (v) we, directly or indirectly, in one or more related transactions consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another person or group of persons whereby such other person or group acquires more than 50% of our outstanding shares of Common Stock ore more than 50% of the voting power of our common equity(each, a “Fundamental Transaction”), then following such event, upon any subsequent exercises of the Warrants, the holders of the Warrants will have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation or is otherwise the continuing corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which the Warrant is exercisable immediately prior to such Fundamental Transaction.
The Warrants also contain a “cashless exercise” feature that allows the holders to exercise the Warrants without making a cash payment in the event that there is no effective registration statement registering the shares issuable upon exercise of the Warrants any time after July 30, 2024. The Warrants are subject to a blocker provision which restricts the exercise of the Warrants if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of shares of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% or, at the election of the Selling Stockholder, 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (the “Warrant Beneficial Ownership Limitation”); provided, however, that upon 61 days’ prior notice to us, the Selling Stockholder may increase the Warrant Beneficial Ownership Limitation, but not to above 9.99%.
As of February 21, 2024, the Company had outstanding warrants to purchase 5,270,276 shares of Common Stock as follows:
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warrants to purchase an aggregate of 256 shares with an exercise price of $303.75 per share, all of which are currently exercisable (subject to certain beneficial ownership limitations) and expire on March 25, 2024, all of which shall be automatically exercised on a “cashless” basis upon expiration if the fair market value of the Common Stock is greater than the exercise price of the warrants on the expiration date of the warrants;

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warrants to purchase an aggregate of 22 shares with an exercise price of $11,610.00 per share, all of which are currently exercisable and expire on October 17, 2024, all of which shall be automatically exercised on a “cashless” basis upon expiration if the fair market value of the Common Stock is greater than the exercise price of the warrants on the expiration date of the warrants;

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warrants to purchase an aggregate of 17 shares with an exercise price of $14,760.00 per share, all of which are currently exercisable and expire on July 23, 2025, all of which shall be automatically exercised on a “cashless” basis upon expiration if the fair market value of the Common Stock is greater than the exercise price of the warrants on the expiration date of the warrants;

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a warrant to purchase an aggregate of 3,834 shares with an exercise price of $270.00 per share, which is currently exercisable (subject to certain beneficial ownership limitations) and expires on March 25, 2024, which shall be automatically exercised on a “cashless” basis upon expiration if the fair market value of the Common Stock is greater than the exercise price of the warrants on the expiration date of the warrant;

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a warrant to purchase an aggregate of 2,975 shares with an exercise price of $360.00 per share, which is currently exercisable and expires on March 25, 2024, which shall be automatically exercised on a “cashless” basis upon expiration if the fair market value of the Common Stock is greater than the exercise price of the warrant on the expiration date of the warrant;

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warrants to purchase an aggregate of 33,625 shares with an exercise price of $25.20 per share, all of which are currently exercisable (subject to certain beneficial ownership limitations) and expire on March 9, 2026;

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warrants to purchase an aggregate of 891,668 shares with an exercise price of $18.00 per share, all of which are currently exercisable (subject to certain beneficial ownership limitations) and expire on September 14, 2028;

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warrants to purchase an aggregate of 133,335 shares with an exercise price of $31.80 per share, all of which are currently exercisable (subject to certain beneficial ownership limitations) and expire on November 20, 2028; and

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warrants to purchase an aggregate of 4,204,546 shares with an exercise price of $1.32 per share, all of which are currently exercisable (subject to certain beneficial ownership limitations) and expire on December 1, 2028.

All of the outstanding warrants contain provisions for the adjustment of the exercise price in the event of stock dividends, stock splits or similar transactions. In addition, certain of the warrants contain a “cashless exercise” feature that allows the holders thereof to exercise the warrants without a cash payment to us under certain circumstances. Certain of the warrants also contain provisions that provide certain rights to warrantholders in the event of a fundamental transaction, including a merger or consolidation with or into another entity, such as:
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the right to receive the same amount and kind of consideration paid to the holders of common stock in the fundamental transaction;

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the right to require us or a successor entity to purchase the unexercised portion of certain warrants at the warrant’s respective fair value using the Black Scholes option pricing formula; or

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the right to require us or a successor entity to redeem the unexercised portion of certain warrants for the same consideration paid to holders of common stock in the fundamental transaction at the warrant’s respective fair value using the Black Scholes option pricing formula.

Convertible Promissory Note
As of February 21, 2024, we had one outstanding convertible promissory note (the “Note”) in an aggregate principal outstanding amount of approximately $12.6 million, which was issued on November 23, 2021, is convertible by the holder thereof into up to approximately 70,244 shares of common stock any time and matures on November 23, 2024.
The Note provides that, commencing on the nine-month anniversary of the date of issuance of the Note, the holder of the Note may convert any portion of the then-outstanding principal amount into shares of common stock at a price per share of $180.00, subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions. Beginning on November 23, 2022, the Note began amortizing in twenty-four monthly installments equal to the quotient of (i) the then-outstanding principal amount of the Note, divided by (ii) the number of months remaining until the maturity date of the Note. All amortization payments shall be payable, at our sole option, in cash, shares of common stock or a combination of both. In addition, commencing on the last business day of the first month following November 23, 2022, we must pay, on a monthly basis, all interest that has accrued and remains unpaid on the then-outstanding principal amount of the Note. Any portion of an amortization payment or interest payment that is paid in shares of common stock shall be priced at 90% of the average of the five lowest daily volume weighted average prices of the common stock during the 20 trading days prior to the date of issuance of the shares.
Anti-Takeover Effects of Nevada Law and Provisions of our Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, as amended
Certain provisions of Nevada law and our Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, as amended, could make the following more difficult:
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acquisition of us by means of a tender offer;

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acquisition of us by means of a proxy contest or otherwise; or

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removal of our incumbent officers and directors.

These provisions, summarized below, could have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids. These provisions may also encourage persons seeking to acquire control of us to first negotiate with our board of directors.
Classified Board.   Our Amended and Restated Articles of Incorporation, as amended, provide that our board of directors is to be divided into three classes, as nearly equal in number as possible, with directors in each class serving three-year terms. This provision may have the effect of delaying or discouraging an acquisition of us or a change in our management.

Filling Vacancies.   Our Amended and Restated Articles of Incorporation, as amended, provide that newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise provided by law or resolution of our board of directors, be filled only by a majority of the directors then in office, though less than a quorum. The directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires.
Removal.   The Nevada Revised Statutes (“NRS”) provide that any director may be removed from our board of directors by the vote or written consent of stockholders representing not less than two-thirds of the voting power of the issued and outstanding shares entitled to vote.
Requirements for Advance Notification of Stockholder Nominations and Proposals.   Our Amended and Restated Bylaws, as amended, establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.
Special Meetings of the Stockholders.   Our Amended and Restated Bylaws, as amended, provide that special meetings of the stockholders may be called by our chair of our board of directors or our President, or by our board of directors acting pursuant to a resolution adopted by the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships.
No Cumulative Voting.   Our Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, as amended, do not provide for cumulative voting in the election of directors.
Undesignated Preferred Stock.   The authorization of undesignated preferred stock in our Amended and Restated Articles of Incorporation, as amended, makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
Amendment of Charter Provisions.   The amendment of any of the above provisions set forth in our Amended and Restated Articles of Incorporation, as amended, except for the provision making it possible for our board of directors to issue undesignated preferred stock, would require approval by a stockholder vote by the holders of at least 66 2∕3% of the voting power of all the then-outstanding shares of our capital stock entitled to vote generally in the election of directors.
In addition, the NRS contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws will apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. These laws may have a chilling effect on certain transactions if our Amended and Restated Articles of Incorporation, as amended, or Amended and Restated Bylaws, as amended, are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder”. These laws generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. We have not made such an election in our original articles of incorporation or in our Amended and Restated Articles of Incorporation, as amended, and we have not amended our Amended and Restated Articles of Incorporation to so elect.
Further, NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is EQ Shareowner Services. The transfer agent and registrar’s address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120.
Listing
Our common stock is listed on the Nasdaq Capital Market under the symbol “SEEL”.

DIRECTORS AND EXECUTIVE OFFICERS
Directors
The following table contains information about the nominees and about each of the Company’s continuing directors: the year he or she was initially elected as a director, his or her age as of February 21, 2024, the position(s) with the Company currently held by him or her, the year his or her current term as a director will expire and his or her current director class:
Name	Year Initially Elected	Age	Positions	Expiration of Term	Class
Daniel J. O’Connor, J.D.	2019	59	Director	2025	I
Raj Mehra, Ph.D.	2019	64	Chairman, Chief Executive Officer and President	2024	II
Brian Lian, Ph.D.(1)(2)(3)	2019	58	Director	2024	II
Richard W. Pascoe(1)(3)	2013	60	Director	2026	III
Margaret Dalesandro, Ph.D.(1)(2)	2021	77	Director	2026	III
Class I Director Continuing in Office until 2025
The following director will continue in office until the 2025 annual meeting of stockholders, or until his earlier resignation or removal in accordance with our Bylaws:
Daniel J. O’Connor, J.D. has been a director since January 2019. Mr. O’Connor has served as the Chief Executive Officer, President and a member of the board of directors of Ambrx Biopharma Inc. (Nasdaq: AMAM) since November 2022. He served as a member of the board of directors of ZyVersa Therapeutics, Inc. (Nasdaq: ZVSA) (formerly known as Larkspur Health Acquisition Corp., a special purpose acquisition company (“Larkspur”)) from December 2022 to May 2023 and served as the Chief Executive Officer and Chairman of the board of directors of Larkspur from March 2021 until December 2022. Mr. O’Connor served as the Chief Executive Officer and a director of OncoSec Medical Incorporated from 2017 to 2021. Prior to that, Mr. O’Connor served as President, Chief Executive Officer, Director and in other senior roles at Advaxis, Inc., a cancer immunotherapy company, from January 2013 until his resignation in July 2017. Prior to that, Mr. O’Connor was Senior Vice President and General Counsel for BRACCO Diagnostics Inc., a diagnostic imaging company, from 2008 until 2012; Senior Vice President, General Counsel and Secretary for ImClone Systems Incorporated, a biopharmaceutical company, from 2002 until 2008; and General Counsel at PharmaNet (formerly inVentiv Health, now Syneos Health), a clinical research company, from 1998 until 2001. Mr. O’Connor is a 1995 graduate of the Pennsylvania State University’s Dickinson School of Law in Carlisle, Pennsylvania and previously served as a Trusted Advisor to its Dean. He graduated from the United States Marines Corps Officer Candidate School in 1988 and was commissioned as an officer in the U.S. Marines, attaining the rank of Captain while serving in Saudi Arabia during Operation Desert Shield. Mr. O’Connor was also a member of the Board of Trustees of BioNJ from 2015 to 2021 and previously served as its Vice Chairman and Chairman of its Nominating Committee for several years. In October 2017, Mr. O’Connor was appointed to the New Jersey Biotechnology Task Force by its Governor. Prior to his career in drug development, Mr. O’Connor was a former criminal prosecutor in Somerset County, New Jersey. The Board believes Mr. O’Connor is qualified to serve as a director based on the depth and diversity of his experience in senior management of pharmaceutical companies.
Class II Directors Continuing in Office until 2024
The following directors will continue in office until the 2024 annual meeting of stockholders, or until their earlier resignation or removal in accordance with our Amended and Restated Bylaws, as amended:
Raj Mehra, Ph.D. has been our President, Chief Executive Officer and Chairman of the Board of Directors since January 2019. He also served as our Interim Chief Financial Officer from January 2019 until September 2021. Dr. Mehra served as a director at Larkspur Health Acquisition Corporation (Nasdaq: LSPR), a special purpose acquisition company, from July 2021 until December 2022. Prior to founding Seelos,

Dr. Mehra spent nine years at Auriga USA, LLC as a Managing Director focused on private and public equity investments in global healthcare companies. Prior to Auriga, Dr. Mehra was the sector head for healthcare equity investments at Bennett Lawrence Management, LLC in New York. He also founded and managed a long-short equity hedge fund at Weiss, Peck & Greer LLC. Dr. Mehra started his career as an investment professional at Cowen Asset Management, LLC. Dr. Mehra holds M.S., M.Phil., Ph.D., JD and MBA degrees from Columbia University in New York. He is also a graduate of Indian Institute of Technology, Kanpur, where he was ranked first in his class. The Board believes Dr. Mehra is qualified to serve as our Chairman based on his experience in the healthcare industry, including his significant business knowledge based on his experience with healthcare-based investment banking.
Brian Lian, Ph.D. has been a director since January 2019. He is the Chair of our Compensation Committee and our Audit Committee and a member of our Corporate Governance/Nominating Committee. He is currently President and Chief Executive Officer and a Director of Viking Therapeutics, Inc. (Nasdaq: VKTX), a biopharmaceutical company. Dr. Lian has over 15 years of experience in the biotechnology and financial services industries. Prior to joining Viking, he was a Managing Director and Senior Research Analyst at SunTrust Robinson Humphrey, an investment bank, from 2012 to 2013. At SunTrust Robinson Humphrey, he was responsible for coverage of small and mid-cap biotechnology companies with an emphasis on companies in the diabetes, oncology, infectious disease and neurology spaces. Prior to SunTrust Robinson Humphrey, he was Managing Director and Senior Research Analyst at Global Hunter Securities, an investment bank, from 2011 to 2012. Prior to Global Hunter Securities, he was Senior Healthcare Analyst at The Agave Group, LLC, a registered investment advisor, from 2008 to 2011. Prior to The Agave Group, he was an Executive Director and Senior Biotechnology Analyst at CIBC World Markets, an investment bank, from 2006 to 2008. Prior to CIBC, he was a research scientist in small molecule drug discovery at Amgen, a biotechnology company. Prior to Amgen, he was a research scientist at Microcide Pharmaceuticals, a biotechnology company. Dr. Lian holds an MBA in accounting and finance from Indiana University, an MS and Ph.D. in organic chemistry from The University of Michigan, and a BA in chemistry from Whitman College. The Board believes Dr. Lian is qualified to serve as a director based on his experience in the healthcare industry, including his significant business knowledge based on his experience with healthcare-based investment banking.
Class III Directors Continuing in Office until 2026
The following individuals have been nominated by our Board to be elected as Class III directors at the Annual Meeting:
Richard W. Pascoe has been a director since March 2013. He is a member of our Audit Committee and our Compensation Committee. Mr. Pascoe served as the Chief Executive Officer of Zevra Therapeutics, Inc., a specialty pharmaceutical company, from January 2023 to June 2023, as a member of its board of directors from January 2014 to June 2023 and as its Executive Chairman from November 2021 to January 2023. He served as a member of the board of directors, the Chairman and Chief Executive Officer of Histogen Inc., a public regenerative medicine company, from January 2019 until November 2021. He previously served as our Chief Executive Officer from March 2013 to January 2019, our Secretary from February 2015 to January 2019, and our Principal Financial Officer and Principal Accounting Officer from December 2016 to January 2019. He joined the Company following the merger of Somaxon Pharmaceuticals, Inc. with Pernix Therapeutics Holdings, Inc. Mr. Pascoe was the Chief Executive Officer of Somaxon from August 2008 until joining the Company and was responsible for the FDA approval of Somaxon’s lead drug Silenor®. Prior to Somaxon, Mr. Pascoe was with ARIAD Pharmaceuticals, Inc., a specialty pharmaceutical company where he was most recently Senior Vice President and Chief Operating Officer. Prior to joining ARIAD in 2005, Mr. Pascoe held a series of senior management roles at King Pharmaceuticals, Inc. (acquired by Pfizer Inc.), including Senior Vice President positions in both marketing and sales, as well as Vice President positions in both international sales and marketing and hospital sales. Prior to King, Mr. Pascoe was in the commercial groups at Medco Research, Inc. (acquired by King), COR Therapeutics, Inc. (acquired by Millennium Pharmaceuticals Inc., the Takeda Oncology Company), B. Braun Interventional and The BOC Group. Mr. Pascoe serves as a member of the board of directors of the Johnny Mac Soldiers Fund, a charity for military veterans. He is a past member and chairman of the board of directors of BIOCOM. Mr. Pascoe served as a Commissioned Officer with the U.S. Army 24th Infantry Division and continues to serve as a Civilian Aid to the Secretary of the Army. He is a graduate of the United States Military Academy at West Point where he received a B.S. degree in Leadership. The Board believes Mr. Pascoe is qualified to serve as a director based on the depth and diversity of his experience in senior management of public pharmaceutical companies.
Margaret Dalesandro, Ph.D. has served as a member of the Board since September 2021. She is the Chair of our Corporate Governance/Nominating Committee and a member of our Audit Committee. She has served as a pharmaceutical development consultant with Brecon Pharma Consulting LLC since December 2012. Since August 2020, Dr. Dalesandro has served as an independent director on the board of directors of Skye Bioscience, Inc. (previously Emerald Bioscience, Inc.). Dr. Dalesandro served on the board of directors of OncoSec Medical Incorporated from March 2019 (and as the Chair of the board of directors since April 2020) until December 2021. From August to December 2021 she acted as interim CEO of OncoSec Medical Incorporated. Dr. Dalesandro has been a member of the board of directors and of the Compensation Committee of the board of directors of Ambryx Biopharma since September 2023. She previously served as a Business Director of Integrative Pharmacology at Corning, Incorporated, as a Vice President of Project, Portfolio and Alliance Management at ImClone Systems Inc., as an Executive Director of Project and Portfolio Management at GlaxoSmithKline, and as a Senior Consultant at Cambridge Pharma Consultancy over the course of her career. Dr. Dalesandro earned her Ph.D. in Biochemistry from Bryn Mawr College and completed a NIH Post-Doctoral Fellowship in Molecular Immunology at the Wake Forest University School of Medicine. The Board believes Dr. Dalesandro is qualified to serve as a director based on the depth and diversity of her experience in senior management of pharmaceutical companies and the healthcare industry.
Family Relationships
There are no family relationships among any of the individuals who serve as our directors or executive officers.
Agreements with Directors
None of the directors or nominees for director was selected pursuant to any arrangement or understanding, other than compensation arrangements in the ordinary course of business.
Director Independence
Our Board has determined that each of Mr. Pascoe and Drs. Lian and Dalesandro met the definitions of independence under the Nasdaq Rules and Section 10A-3 of the Exchange Act as of April 12, 2023. Accordingly, all of our directors, other than our Chairman, Chief Executive Officer and President, Dr. Mehra, and Daniel J. O’Connor, are deemed to be independent.
Executive Officers
Name	Age	Positions(s)
Raj Mehra, Ph.D.	64	Chairman, Chief Executive Officer and President
Michael Golembiewski	52	Chief Financial Officer
Raj Mehra, Ph.D., is our Chairman, Chief Executive Officer and President. See “Class II Directors Continuing in Office until 2024” above for a discussion of Dr. Mehra’s business experience.
Michael Golembiewski has served as our Chief Financial Officer since September 2021. Prior to Mr. Golembiewski’s appointment as our Chief Financial Officer, he served as our Vice President of Finance from January 2019 to September 2021. Prior to joining the Company, Mr. Golembiewski served as Vice President of Finance at Agile Therapeutics, Inc., a publicly-traded biotechnology company, from November 2017 to June 2018. While at Agile Therapeutics, Inc., Mr. Golembiewski helped the company prepare for the potential launch of its first commercial product. Prior to joining Agile Therapeutics, Inc., Mr. Golembiewski served as the Vice President of Finance, Principal Accounting Officer and Corporate Controller of Pernix Therapeutics Holdings, Inc., a publicly-traded specialty pharmaceutical company, from April 2015 to November 2017, where he successfully built an accounting and finance team after the closure of the South Carolina office location. From June 2007 to April 2015, he held various roles of increasing responsibility in finance and accounting at NPS Pharmaceuticals, Inc., a publicly-traded biotechnology company acquired by Shire plc in 2015, with his last position as Executive Director, Corporate Controller, in which role he served from January 2014 to April 2015. While at NPS Pharmaceuticals, Inc., Mr. Golembiewski helped build the infrastructure that took the company from a pre-clinical research and development company to a fully commercial and global rare disease company that received FDA approval for two orphan disease medicines. Prior to joining NPS Pharmaceuticals, Inc., Mr. Golembiewski was the Corporate Controller for The Topps Company, Inc., from March 2006 to June 2007. The Topps Company was a publicly traded $500 million Trading Card and Candy Manufacturing company. He began his professional career in the biotechnology field with ImClone Systems Incorporated from May 1997 to March 2006, where he served in various roles with increasing responsibility, from Senior Accountant up to Director of Financial Reporting. Mr. Golembiewski is also the Chairman of the Board of The Connor G Foundation and has served in this capacity since June 2019. The Connor G Foundation was established in 2019 as a nonprofit charity to benefit youth hockey, music and educational interests. Mr. Golembiewski has a Bachelor of Science degree in Accounting from Rider University and is a Certified Public Accountant (not in public practice) in the State of Delaware.
There currently are no legal proceedings, and during the past 10 years there have been no other legal proceedings, that are material to the evaluation of the ability or integrity of any of our executive officers.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table sets forth the compensation paid by us during the years ended December 31, 2023 and 2022 to the persons who served as our executive officers during fiscal year 2023 (the “Named Executive Officers”):
Name and Position(s)	Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation(2)	Total
Raj Mehra, Ph.D., Chairman, Chief Executive Officer, President	2023	$586,964	$1,126,948	—	$12,564	$1,726,476
	2022	$561,688	$1,603,680	$280,844	$12,200	$2,458,412
Michael Golembiewski, Chief Financial Officer	2023	$375,000	$458,467	—	$13,200	$846,667
	2022	$317,125	$616,800	$126,850	$10,852	$1,071,627

(1)
Represents the grant date fair value of the option awards, calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, excluding the effect of estimated forfeitures. These figures do not reflect the amortized compensation expense or value received by the officer in the year indicated or that may be received by the officer with respect to such equity awards.

(2)
Our Named Executive Officers’ All Other Compensation in 2022 and 2023 consist of our matching and profit-sharing contribution to our retirement savings plan (401(k) Plan).

Narrative Disclosure to Summary Compensation Table
Base Salary
In general, base salaries for our Named Executive Officers are approved by the Compensation Committee and are initially established through arm’s length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience, prior salary and market pay levels. Base salaries of our Named Executive Officers are approved and reviewed annually by our Compensation Committee and adjustments to base salaries are based on the scope of an executive’s responsibilities, individual contribution, prior experience and sustained performance. Decisions regarding salary increases may take into account an executive officer’s current salary, equity ownership, and the amounts paid to an executive officer’s peers inside our Company by conducting an internal analysis, which compares the pay of an executive officer to other members of the management team. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility. Base salaries are not automatically increased if the Compensation Committee believes that other elements of the Named Executive Officers’ compensation are more appropriate in light of our stated objectives. This strategy is consistent with our intent of offering compensation that is both cost-effective, competitive and contingent on the achievement of performance objectives.
Effective January 1, 2023, Dr. Mehra’s base salary was increased from $561,688 to $586,964 and Mr. Golembiewski’s base salary was increased from $317,125 to $375,000.
Annual Cash Incentive
We also generally provide executive officers with annual performance-based cash bonuses, which are specifically designed to reward executives for our overall performance in a given year. Corporate goals are established by the Compensation Committee with input from senior management and approved by the full Board.
The Compensation Committee considers our overall performance for the preceding fiscal year in deciding whether to award a bonus and, if one is to be awarded, the amount of the bonus. The annual cash bonus for each executive officer is based 100% on our overall performance. The Compensation Committee retains the ability to apply discretion in making adjustments to the final bonus payouts. The evaluation of our performance for 2023 bonus purposes was based on a qualitative evaluation for the Named Executive Officers after the start of the fiscal year. For fiscal year 2023, Dr. Mehra’s target bonus percentage was 55% of his base salary and Mr. Golembiewski’s target bonus percentage was 40% of his base salary. The Compensation Committee determined not to pay bonuses for 2023.
Equity Compensation
The Compensation Committee considers equity incentives to be important in aligning the interests of our executive officers with those of our stockholders. As part of our pay-for-performance philosophy, our compensation program tends to emphasize the long-term equity award component of total compensation packages paid to our executive officers.
Because vesting is based on continued employment, our equity-based incentives also encourage the retention of our Named Executive Officers through the vesting period of the awards. In determining the size of the long-term equity incentives to be awarded to our Named Executive Officers, we take into account a number of internal factors, such as the relative job scope, the value of existing long-term incentive awards, individual performance history, prior contributions to us and the size of prior grants. Based upon these factors, the Compensation Committee determines the size of the long-term equity incentives at levels it considers appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.
To reward and retain our Named Executive Officers in a manner that best aligns employees’ interests with stockholders’ interests, we have used stock options as the primary incentive vehicles for long-term compensation and may in the future use restricted stock unit awards. We believe that stock options and restricted stock unit awards are effective tools for meeting our compensation goal of increasing long-term stockholder value by tying the value of the stock to our future performance. Because employees are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to employees to achieve increases in the value of our stock over time.
We have used stock options and restricted stock unit awards to compensate our Named Executive Officers both in the form of initial grants in connection with the commencement of employment and annual refresher grants. Annual grants of equity awards are typically approved by the Compensation Committee during the end of the last quarter, or the beginning of the first quarter, of each year. While we intend that the majority of equity awards to our employees be made pursuant to initial grants or our annual grant program, the Compensation Committee retains discretion to grant equity awards to employees at other times, including in connection with the promotion of an employee, to reward an employee, for retention purposes or for other circumstances recommended by management or the Compensation Committee. In 2023, we granted: (i) options to purchase 167,193 shares of our Common Stock under our Amended and Restated 2012 Stock Long Term Incentive Plan, as amended (the “Amended and Restated 2012 Plan”), to our employees, including grants of options to purchase 88,271 shares of our Common Stock to our Named Executive Officers and (ii) options to purchase 6,668 shares of our Common Stock under the Amended and Restated 2012 Plan to our non-employee directors pursuant to our non-employee director compensation policy. We did not grant any option awards under our 2019 Inducement Plan (the “Inducement Plan”) to new employees or grant any restricted stock unit awards in 2023. In order to compensate our executive officers fairly for the time, effort and accountability required and align their interests with those of our stockholders, the Compensation Committee approved an annual grant of options to purchase 62,745 shares and 25,526 shares of our Common Stock to Dr. Mehra and Mr. Golembiewski, respectively, in 2023.
The exercise price of each stock option grant is the fair market value of our Common Stock on the grant date. Time-based stock option awards granted to our Named Executive Officers generally vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of the vesting commencement date and the remainder of the shares underlying the option vest in equal monthly installments over the remaining 36 months thereafter. From time to time, our Compensation Committee may, however, determine that a different vesting schedule is appropriate. We do not have any stock ownership requirements for our Named Executive Officers.

Employee Benefit Program
Our Named Executive Officers are eligible to participate in all of our employee benefit plans, including medical, dental, vision, group life, disability and accidental death and dismemberment insurance, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including executive officers. These benefit programs are designed to enable us to attract and retain our workforce in a competitive marketplace. Health, welfare and vacation benefits ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.
Our retirement savings plan (401(k) Plan) is a tax-qualified retirement savings plan, pursuant to which eligible employees can begin to participate immediately upon employment. The 401(k) Plan elective deferrals and employer contributions are subject to compensation limitations and annual maximum contribution limits as governed by Internal Revenue Service. Employees are eligible to defer up to 100% of compensation and we make safe harbor matching contributions of a 100% match of the first 3% of compensation contributed, then a 50% match of the next 2% of compensation contributed.
Clawback Policy
Effective October 1, 2023, our Board of Directors adopted a restated compensation recovery (“clawback”) policy pursuant to the listing standards approved by The Nasdaq Stock Market LLC implementing Rule 10D-1 under the Exchange Act. The clawback policy is administered by our Compensation Committee and applies to current and former executive officers of the Company as defined in Rule 10D-1 (each an “Affected Officer”). Under the clawback policy, if the Company is required to prepare an accounting restatement to correct the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (collectively, a “Restatement”), the Company is obligated to recover erroneously awarded incentive-based compensation received from the Company by Affected Officers. Incentive-based compensation includes any compensation that is granted, earned or vested based in whole or in part on the attainment of a financial reporting measure. Erroneously awarded incentive-based compensation is the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on an applicable Restatement.
Hedging and Pledging Prohibitions
Our insider trading policy prohibits our directors, officers (including our executive officers), employees and consultants, including those who serve in such capacities with any of our subsidiaries (“Persons Covered”), from engaging in short sales of our securities and from engaging in transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market. Without first obtaining pre-clearance of the transaction from our Insider Trading Compliance officer, the Persons Covered may not engage in any transaction involving our securities, including an option exercise, or a gift, loan, pledge or hedge, contribution to a trust or any other transfer. Our insider trading policy also applies to the family members who reside with the Persons Covered, anyone else who lives in their household and any family members who do not live in their household but whose transactions in our securities are directed by the Persons Covered or are subject to their influence or control.

Outstanding Equity Awards as of December 31, 2023
Our Named Executive Officers held the following outstanding equity awards as of December 31, 2023:
		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Non-Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Unites of Stock That Have Not Vested ($)
Raj Mehra Ph.D.	January 6, 2020(1)	23,858	509	$42.60	1/6/2030	—	—
	June 11, 2020(2)	66,566	9,510	$32.40	6/11/2030	—	—
	March 15, 2021(3)	26,348	11,986	$129.30	3/15/2031	—	—
	January 10, 2022(4)	20,765	22,569	$43.80	1/10/2032	—	—
	March 30, 2023(6)	—	56,078	$20.76	3/20/2033	—	—
	March 30, 2023(7)	6,667	—	$20.76	3/20/2033	—	—
Michael Golembiewski	February 26, 2019(5)	2,084	—	$66.00	2/26/2029	—	—
	January 6, 2020(1)	3,263	71	$42.60	1/6/2030	—	—
	June 11, 2020(2)	9,107	1,301	$32.40	6/11/2030	—	—
	March 15, 2021(3)	4,354	1,980	$129.30	3/15/2031	—	—
	January 10, 2022(4)	7,983	8,684	$43.80	1/10/2032	—	—
	March 30, 2023(6)	—	22,591	$20.76	3/20/2033	—	—
	March 30, 2023(8)	2,935	—	$20.76	3/20/2033	—	—
(1)
1/4th of the shares originally subject to the option vested on January 6, 2021, and 1/48th of the shares originally subject to the option shall vest monthly thereafter, subject to the individual’s continued service to the Company through the applicable vesting date.

(2)
1/4th of the shares originally subject to the option vested on June 11, 2021, and 1/48th of the shares originally subject to the option shall vest monthly thereafter, subject to the individual’s continued service to the Company through the applicable vesting date.

(3)
1/4th of the shares originally subject to the option vested on March 15, 2022, and 1/48th of the shares originally subject to the option shall vest monthly thereafter, subject to the individual’s continued service to the Company through the applicable vesting date.

(4)
1/4th of the shares originally subject to the option vested on January 10, 2023, and 1/48th of the shares originally subject to the option shall vest monthly thereafter, subject to the individual’s continued service to the Company through the applicable vesting date.

(5)
1/4th of the shares originally subject to the option vested on January 27, 2020, and 1/48th of the shares originally subject to the option shall vest monthly thereafter, subject to the individual’s continued service to the Company through the applicable vesting date.

(6)
1/4th of the shares originally subject to the option vested on March 30, 2024, and 1/48th of the shares originally subject to the option shall vest monthly thereafter, subject to the individual’s continued service to the Company through the applicable vesting date.

(7)
At our request, the option holder voluntarily elected to be paid 36% of his 2022 annual cash bonus in the form of an option to purchase shares of common stock. Accordingly, the option was fully vested upon grant.

(8)
At our request, the option holder voluntarily elected to be paid 35% of his 2022 annual cash bonus in the form of an option to purchase shares of common stock. Accordingly, the option was fully vested upon grant.

Payments upon Termination or Change in Control
We have entered into employment agreements with each of our Named Executive Officers. These agreements set forth the individual’s base salary, annual incentive opportunities, equity compensation and other employee benefits, which are described in this Executive Compensation section. All employment agreements provide for “at-will” employment, meaning that either party can terminate the employment relationship at any time, although our agreements with our Named Executive Officers provide that the applicable Named Executive Officer would be eligible for severance benefits in certain circumstances following a termination of employment without cause. Our Compensation Committee approved the severance benefits to mitigate certain risks associated with working in a biopharmaceutical company at our current stage of development and to help attract and retain our Named Executive Officers.
Raj Mehra, Ph.D. Employment Agreement
On March 20, 2019, we entered into an employment agreement with Raj Mehra, Ph.D., pursuant to which Dr. Mehra previously served as our President, Chief Executive Officer, Chairman of the Board and Interim Chief Financial Officer. On January 10, 2022, we entered into an amended and restated employment agreement with Dr. Mehra (the “CEO Employment Agreement”), which provides that Dr. Mehra will continue to serve as our President and Chief Executive Officer. The CEO Employment Agreement provides that Dr. Mehra’s initial annual base salary was $561,688 and that he will be eligible to receive an initial annual performance bonus of 50% of his base salary. Effective January 1, 2023, Dr. Mehra’s base salary was increased to $586,964 and his annual performance bonus percentage was increased to up to 55% of his base salary. Dr. Mehra’s employment is for a current term of three years from March 20, 2022 and is on an “at will” basis.
Pursuant to the CEO Employment Agreement, if Dr. Mehra is terminated by us without cause or by Dr. Mehra for good reason (a “Covered Termination”) outside of the period commencing three months prior to a change in control and ending 12 months after a change in control (a “Change in Control Period”), we will pay to Dr. Mehra an amount equal to the sum of his annual base salary and the annual bonus earned by Dr. Mehra for the fiscal year immediately preceding the fiscal year in which the termination occurs, and a pro-rata portion of his earned annual bonus for the fiscal year in which the termination occurs. Additionally, the vesting of any outstanding equity awards that are scheduled to vest solely subject to continued service or employment shall accelerate so that such awards shall be vested to the same extent as if Dr. Mehra had provided an additional 12 months of service from the date of his termination. We will also either continue to provide Dr. Mehra and his dependents coverage under our group health plan at our sole expense or reimburse Dr. Mehra for such coverage for 12 months from the date of termination.
The CEO Employment Agreement also provides that if Dr. Mehra experiences a Covered Termination during a Change in Control Period, we will pay to Dr. Mehra an amount equal to 1.5 times the sum of his annual base salary and the annual bonus earned by Dr. Mehra for the fiscal year immediately preceding the fiscal year in which the termination occurs, and a pro-rata portion of his earned annual bonus for the fiscal year in which the termination occurs. Additionally, the vesting of any outstanding equity awards that are scheduled to vest solely subject to continued service or employment shall accelerate so that such awards shall be fully vested. We will also either continue to provide Dr. Mehra and his dependents coverage under our group health plan at our sole expense or reimburse Dr. Mehra for such coverage for 18 months from the date of termination.
Michael Golembiewski Employment Agreement
On January 16, 2019, we entered into an employment agreement with Michael Golembiewski (the “Golembiewski Employment Agreement”), pursuant to which Mr. Golembiewski initially served as our Vice President of Finance. The agreement provides for “at-will” employment and sets forth certain agreed upon terms and conditions of employment. Mr. Golembiewski’s initial annual base salary was $200,000 and he was eligible to receive an initial discretionary annual bonus in an amount up to 30% of his base salary. In connection with Mr. Golembiewski’s promotion to our Chief Financial Officer, effective September 1, 2021, his base salary was increased to $295,000. Effective January 1, 2022, Mr. Golembiewski’s base salary was increased to $317,125 and effective January 1, 2023, Mr. Golembiewski’s base salary was further increased to $375,000 and his annual performance bonus percentage was increased to up to 40% of his base salary.

Pursuant to the Golembiewski Employment Agreement, if Mr. Golembiewski is terminated by us without cause upon, or within 12 months following, a change of control, we will pay to Mr. Golembiewski an amount equal to his then current monthly salary for a period of three months following his employment termination date as severance; provided that Mr. Golembiewski has (i) returned to us all our property in his possession, and (ii) executed and delivered to us a general release of all claims that he may have against us or persons affiliated with us.
Compensation Committee Interlocks and Insider Participation
During the last completed fiscal year, no member of the Compensation Committee was a current or former officer or employee of our Company. None of our executive officers served as a member of the compensation committee (or board of directors serving the compensation function) of another entity where such entity’s executive officers served on our Compensation Committee. None of our executive officers served as a director of another entity whose executive officers served on our Compensation Committee. Moreover, none of our executive officers served as a member of the compensation committee (or board of directors serving the compensation function) of another entity where such entity’s executive officers served on our Board.

DIRECTOR COMPENSATION
We have adopted a non-employee director compensation policy pursuant to which our non-employee directors are eligible to receive cash and equity compensation.
As previously disclosed, on March 15, 2021, the Compensation Committee revised our non-employee director compensation policy, effective as of April 1, 2021, to increase the cash portion of the annual retainer payable to our non-employee directors and to increase the number of shares of our Common Stock issuable to our non-employee directors pursuant to initial option award grants and annual option award grants. Effective April 1, 2021, our non-employee directors are entitled to an annual retainer of $40,000 for service on the Board, an annual retainer of an additional $40,000 for service as the Chairman of the Board, an annual retainer of $15,000 for service as the Chair of the Audit Committee, an annual retainer of $7,500 for service as a member of the Audit Committee (excluding the Chair of the committee), an annual retainer of $12,000 for service as the Chair of the Compensation Committee, an annual retainer of $6,000 for service as a member of the Compensation Committee (excluding the Chair of the committee), an annual retainer of $8,000 for service as the Chair of the Corporate Governance/Nominating Committee and an annual retainer of $4,000 for service as a member of the Corporate Governance/Nominating Committee (excluding the Chair of the committee), and equity compensation in the form of an option to purchase 42,000 shares of our Common Stock (subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions) upon election or appointment to the Board (the “Initial Grants”) and an annual option to purchase 35,000 shares of our Common Stock (subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions) (the “Annual Grants”). The Initial Grants will vest at rate of one-third of the shares subject to the option on the one-year anniversary of the date of grant and 1/36th of the shares subject to the option on a monthly basis over the following 24 months. The Annual Grants will vest at a rate of 1/12th per month from the date of grant.
On December 21, 2022, the Compensation Committee further revised our non-employee director compensation policy, effective as of January 1, 2023, to increase the number of shares of our Common Stock subject to (i) Annual Grants to non-employee directors from 35,000 shares of Common Stock to 50,000 shares of Common Stock; and (ii) Initial Grants to new non-employee directors from 42,000 shares of Common Stock to 75,000 shares of Common Stock. The cash component of the compensation under the non-employee director compensation policy did not change.
Non-Employee Director Compensation
Below is a summary of the non-employee director compensation paid in fiscal 2023:
Name	Cash Compensation(1)	Option Grants(2)	Total
Richard W. Pascoe	$53,500	$34,220	$87,720
Brian Lian, Ph.D.	$71,000	$34,220	$105,220
Daniel J. O’Connor, J.D.	$40,000	$34,220	$74,220
Margaret Dalesandro, Ph.D.	$55,500	$34,220	$89,720

(1)
Includes the value of the annual retainers payable to our non-employee directors.

(2)
Represents the grant date fair value of the stock options granted in 2023, computed in accordance with FASB ASC Topic 718. As of December 31, 2023, each of our non-employee directors held stock options to purchase the following number of shares of our common stock: Mr. Pascoe, options to purchase 4,799 shares; Dr. Lian, options to purchase 5,236 shares; Mr. O’Connor, options to purchase 5,236 shares; and Dr. Dalesandro, options to purchase 4,234 shares.

EQUITY COMPENSATION PLAN INFORMATION
The following table gives information as of December 31, 2023 about shares of our Common Stock that may be issued upon the exercise of options or vesting of restricted stock units under our existing equity compensation plans:
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Equity compensation plans approved by security holders	499,338(3)	$48.30	174,888(4)
Equity compensation plans not approved by security holders(5)	12,091	$41.18	132,526
Total	511,429	$48.13	307,414

(1)
Consists of the weighted average exercise price of outstanding options as of December 31, 2023.

(2)
Consists entirely of shares of Common Stock that remain available for future issuance under the Inducement Plan, the 2020 Employee Stock Purchase Plan (the “ESPP”) and the Amended and Restated 2012 Plan as of December 31, 2023.

(3)
Consists of options outstanding as of December 31, 2023 under the Amended and Restated 2012 Plan.

(4)
The number of shares of Common Stock available for issuance under the Amended and Restated 2012 Plan will increase automatically on January 1st of each year, beginning January 1, 2020 and ending on (and including) January 1, 2029 by the lesser of (a) 4% of the number of shares of Common Stock issued and outstanding on a fully-diluted basis as of the close of business on the immediately preceding December 31, and (b) a number of shares of Common Stock set by the Board on or prior to each such January 1. On January 1, 2021 and each January 1 thereafter through January 1, 2030, the number of shares available for issuance under the ESPP shall be cumulatively increased by the lesser of (i) 1% of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31, and (ii) such number of shares as determined by the Board or the Compensation Committee.

(5)
Consists of the Inducement Plan and the Seelos Therapeutics, Inc. 2016 Equity Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Review and Approval of Transactions with Related Persons
Our Board has adopted a written policy and procedures for review, approval and monitoring of transactions involving us and “related persons” (directors, director nominees, executive officers and stockholders owning 5% or greater of our outstanding Common Stock and immediate family members of any of the foregoing). The policy covers any related person transaction that meets the minimum threshold for disclosure in our public filings under our policy addressing the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest). Related person transactions must be approved by the Board or by the Audit Committee consisting solely of independent directors, which will approve the transaction if they determine that it is in our best interests. The Board or the Audit Committee will periodically monitor the transaction to ensure that there are no changes that would render it advisable for us to amend or terminate the transaction.
Transactions with Related Persons
Employment Agreements
The employment agreements we have entered into with our Named Executive Officers provide for severance benefits in specified circumstances, as well as benefits in connection with a change in control. See the section of this prospectus titled “Executive Compensation — Payments upon Termination or Change in Control” for additional information about these arrangements.
Other Transactions
We have granted stock and option awards to certain of our directors and Named Executive Officers. For more information regarding the stock and option awards granted to our directors and Named Executive Officers, see the sections of this prospectus titled “Executive Compensation — Summary Compensation Table” and “Executive Compensation — Non-Employee Director Compensation” above.
Indemnification
Our Amended and Restated Bylaws, as amended, provide that we will indemnify each of our directors and officers to the fullest extent permitted by the laws of the State of Nevada. Further, we have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.
Rule 10b5-1 Sales Plans
Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances (which may be deemed a termination of such plan and the entry into a new plan) and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership, as of February 21, 2024, of Common Stock by (a) our Named Executive Officers and current directors individually, (b) our current directors and executive officers as a group and (c) each holder of more than 5% of our outstanding Common Stock.
Beneficial ownership and percentage ownership are determined in accordance with the Rule 13d-3 of the Exchange Act. Under these rules, shares of Common Stock issuable under stock options or warrants that are exercisable within 60 days of February 21, 2024 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrant(s), but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of Common Stock, except for those jointly owned with that person’s spouse.
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class (%)(1)
Directors and Named Executive Officers(2)
Raj Mehra, Ph.D.(3)	432,780	3.11%
Michael Golembiewski(4)	124,679	*
Daniel J. O’Connor, J.D., Director(5)	6,186	*
Brian Lian, Ph.D., Director(6)	5,652	*
Richard W. Pascoe, Director(7)	5,390	*
Margaret Dalesandro, Ph.D., Director(8)	5,622	*
All current executive officers and directors as a group (six persons)(9)	580,309	4.15%
Five Percent Holders
Armistice Capital Master Fund Ltd.(10)	1,276,596	9.93%
Entities affiliated with The Lind Partners, LLC(11)	916,365	9.99%

*
Denotes less than one percent.

(1)
Percentage ownership is calculated based on a total of 13,680,576 shares of Common Stock issued and outstanding as of February 21, 2024.

(2)
Unless otherwise indicated, the address for each of our directors and executive officers is c/o 300 Park Avenue, 2nd Floor, New York, NY, 10022.

(3)
Represents (i) 185,143 shares of Common Stock held directly by Dr. Mehra, (ii) 171,880 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of February 21, 2024, and (iii) 75,757 shares of Common Stock issuable upon exercise of warrants that are exercisable within 60 days of February 21, 2024.

(4)
Represents (i) 86,452 shares of Common Stock held directly by Mr. Golembiewski, and (ii) 38,227 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of February 21, 2024.

(5)
Represents (i) 534 shares of Common Stock held directly by Mr. O’Connor, and (ii) 5,652 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of February 21, 2024.

(6)
Comprised solely of shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of February 21, 2024.

(7)
Represents (i) 173 shares of Common Stock held directly by Mr. Pascoe, (ii) 2 shares of Common Stock issuable upon exercise of warrants that are exercisable within 60 days of February 21, 2024, and (iii) 5,215 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of February 21, 2024.

(8)
Represents (i) 1,167 shares of Common Stock held directly by Dr. Dalesandro, and (ii) 4,455 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of February 21, 2024.

(9)
Comprised of shares beneficially owned by each of our directors and current executive officers.

(10)
The reported securities directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the Selling Stockholder from exercising that portion of the warrants that would result in the Selling Stockholder and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022. Consists of 1,276,596 shares of Common Stock issuable upon exercise of a Warrant, which is currently exercisable, without giving effect to the blocker provision described above.

(11)
Consists of (i) 910,800 shares of Common Stock held directly by Lind Global Fund II LP, (ii) 5,565 shares of Common Stock held directly by Lind, (iii) 70,244 shares of Common Stock issuable upon conversion of the Note held by Lind, which is currently convertible by Lind at any time at the current conversion price of $180.00 per share of Common Stock (subject to adjustment as provided therein), and (iv) 430,061 shares of Common Stock issuable upon exercise of a Warrant that is held by Lind Global Fund II LP and is currently exercisable, except to the extent such exercise is restricted by the Warrant Beneficial Ownership Limitation of 9.99%, as such percentage ownership is determined in accordance with the terms of the Warrant. Lind may not convert any portion of the Note to the extent such conversion would cause Lind, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 4.99% of our then outstanding Common Stock (or 9.99% of our then outstanding Common Stock to the extent Lind, together with its affiliates, beneficially owns in excess of 4.99% of shares of our then outstanding Common Stock at the time of such conversion. Excludes (i) 846,535 shares of Common Stock issuable upon exercise of a Warrant that is held by Lind Global Fund II LP and that is currently exercisable, but such shares have been excluded because the exercise thereof is restricted by the Warrant Beneficial Ownership Limitation of 9.99%, as such percentage ownership is determined in accordance with the terms of the Warrant, and (ii) 946,949 shares of Common Stock issuable upon exercise of a warrant held by Lind Global Fund II LP, which is currently exercisable, but such shares have been excluded because the exercise thereof is restricted by a blocker provision which restricts the exercise of such warrant if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of shares of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% of the outstanding shares of Common Stock, as such percentage ownership is determined in accordance with the terms of the warrant. Lind Global Partners II LLC, the general partner of Lind Global Fund II LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP. Jeff Easton, the managing member of Lind Global Partners II LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund II LP. Jeff Easton is the Managing Member of The Lind Partners, LLC, which is the Investment Manager of Lind Global Fund II LP and Lind, and in such capacity has the right to vote and dispose of the securities held by such entities. Mr. Easton disclaims beneficial ownership over the securities listed except to the extent of his pecuniary interest therein. The address for Lind Global Fund II LP is 444 Madison Avenue, 41st Floor, New York, NY 10022.

LEGAL MATTERS
The validity of the shares of Common Stock offered by this prospectus will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada.
EXPERTS
The consolidated financial statements of Seelos Therapeutics, Inc. as of December 31, 2023 and 2022, and for each of the years in the two-year period ended December 31, 2023, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2023 consolidated financial statements contains an explanatory paragraph that states that Seelos Therapeutics, Inc.’s recurring losses from operations and net capital deficiency raises substantial doubt about the entity’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, as amended, under the Securities Act with respect to the shares of Common Stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement of which this prospectus is a part and the exhibits to such registration statement. For further information with respect to us and the Common Stock offered by this prospectus, we refer you to the registration statement of which this prospectus is a part and the exhibits to such registration statement. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. The SEC’s Internet site can be found at http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing us at 300 Park Avenue, 2nd Floor, New York, New York 10022 or telephoning us at (646) 293-2100.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available at the website of the SEC referred to above. We also maintain a website at https://seelostherapeutics.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and persons controlling us pursuant to the provisions described in Item 14 of the registration statement of which this prospectus is a part or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by our directors, officers, or controlling persons in connection with the Common Stock being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to incorporate by reference the information and reports we file with it, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus. We are incorporating by reference the documents listed below, which we have already filed with the SEC:
(a)
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on March 6, 2024;

(b)
Our Current Reports on Form 8-K filed with the SEC on (i) January 10, 2024, (ii) January 22, 2024, and (iii) January 30, 2024; and

(c)
The description of our common stock set forth in our Registration Statement on Form 8-A (File No. 000-22245), filed with the SEC on April 10, 2000, including any amendments or reports filed for the purpose of updating such description, including the description of our common stock included as Exhibit 4.6 to our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 6, 2024.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, until we file a post-effective amendment that indicates the termination of the offering of the securities made by this prospectus and such future filings will become a part of this prospectus from the respective dates that such documents are filed with the SEC. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
Documents incorporated by reference are available from us, without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone at the following address:
Seelos Therapeutics, Inc.
300 Park Avenue, 2nd Floor
New York, New York 10022
Telephone: (646) 293-2100
You also may access these filings on our Internet site at https://seelostherapeutics.com. Our web site and the information contained on that site, or connected to that site, are not incorporated into this prospectus or the registration statement of which this prospectus is a part.
This prospectus is part of a registration statement we filed with the SEC. We have incorporated exhibits into the registration statement of which this prospectus is a part. You should read the exhibits carefully for provisions that may be important to you.
Neither we nor the selling stockholder authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the selling stockholder is not, making an offer of these securities in any jurisdiction where such offer is not permitted.

3,404,256 Shares
Common Stock
PROSPECTUS
March 15, 2024